    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2000



                                                      REGISTRATION NO. 333-91277

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

                                AMENDMENT NO. 1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               WFS FINANCIAL INC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   CALIFORNIA
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      6141
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   33-0291646
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                                23 PASTEUR ROAD
                         IRVINE, CALIFORNIA 92618-3816
                                 (949) 727-1002
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  JOY SCHAEFER
                            CHIEF EXECUTIVE OFFICER
                               WFS FINANCIAL INC
                                23 PASTEUR ROAD
                         IRVINE, CALIFORNIA 92618-3816
                                 (949) 727-1002
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                              ANDREW E. KATZ, ESQ.
                        MITCHELL, SILBERBERG & KNUPP LLP
                          11377 WEST OLYMPIC BOULEVARD
                       LOS ANGELES, CALIFORNIA 90064-1683
                                 (310) 312-2000
                             PETER F. ZIEGLER, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                              333 S. GRAND AVENUE
                       LOS ANGELES, CALIFORNIA 90071-3197
                                 (213) 229-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                           PROPOSED            PROPOSED
                                                                            MAXIMUM             MAXIMUM
TITLE OF SECURITIES                              AMOUNT TO BE           OFFERING PRICE         AGGREGATE           AMOUNT OF
TO BE REGISTERED                                  REGISTERED               PER SHARE        OFFERING PRICE     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value.............      2,300,000 Shares(1)            $20.50            $47,150,000         $12,788.00*
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Includes 300,000 shares of common stock that the underwriters have the option to purchase from WFS to cover over-allotments, if any.



 *  Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 20, 2000


PROSPECTUS


                                2,000,000 SHARES


                                    WFS LOGO

                                  COMMON STOCK
                            ------------------------


     WFS Financial Inc is offering 2,000,000 shares of its common stock to be sold in the offering. Our common stock is traded on the Nasdaq National Market under the symbol "WFSI". The last reported sale price of our common stock on the Nasdaq National Market on January 18, 2000 was $20.50 per share.



     Western Financial Bank has expressed a non-binding interest in purchasing shares at the public offering price. As of the date of this prospectus, Western Financial Bank holds 22,367,036 shares of our common stock, or approximately 87% of the total outstanding shares. As Western Financial Bank has expressed an interest in maintaining at least an 80% ownership interest, at our request, the underwriters will reserve at the public offering price sufficient shares for sale to the Bank to allow it to maintain at least an 80% interest.


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AUTHORITY OR AGENCY.

                            ------------------------

                                                               PER
                                                              SHARE    TOTAL
                                                              -----    -----
Public offering price.......................................  $        $
Underwriting discounts and commissions......................  $        $
Proceeds, before expenses, to us............................  $        $

                            ------------------------


     We have granted the underwriters a 30-day option to purchase up to 300,000 additional shares of common stock from us at the public offering price less the underwriting discount.



     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares in New York, New York, on
               , 2000.


                            ------------------------

BEAR, STEARNS & CO. INC.                            DONALDSON, LUFKIN & JENRETTE


             THE DATE OF THIS PROSPECTUS IS                , 2000.

Map of the United States showing states in which WFS originates contracts and location of offices.

Pie chart showing relative percentage of prime and non-prime borrowers and pie chart showing relative percentage of new and used cars financed by WFS.


Bar chart showing dollar amount of contracts outstanding in 1994, 1995, 1996, 1997, 1998 and 1999, and line showing dollar amounts of contracts originated in 1994, 1995, 1996, 1997, 1998 and 1999.

                               PROSPECTUS SUMMARY

     This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before deciding to invest in shares of our common stock. Unless we indicate otherwise, all information in this prospectus assumes the underwriters will not exercise their over-allotment option.

                               WFS FINANCIAL INC

OUR COMPANY


     We are one of the nation's largest independent automobile finance companies with 27 years of experience in the auto finance industry. We originate, service and securitize new and used automobile installment sales contracts which are generated through our relationships with over 8,000 franchised and independent automobile dealers in 43 states. During 1999, we originated $3.3 billion of automobile contracts and serviced a portfolio of $5.4 billion at December 31, 1999.


     We provide outstanding service to dealers through our nationwide network of business development representatives. Our business development representatives provide dealers with a single contact to whom they can sell most of their automobile contracts. Unlike many of our competitors, we offer programs for both prime and non-prime borrowers. Approximately 70% of our contract originations are with borrowers who have strong credit histories, otherwise known as prime borrowers, and approximately 30% of our contracts are with borrowers who have overcome past credit difficulties, otherwise known as non-prime borrowers. Our programs do not include contracts with borrowers who currently are experiencing or recently have experienced credit difficulties, otherwise known as sub-prime borrowers.

     We underwrite contracts through a credit approval process that is supported and controlled by a centralized, automated front-end system. This system incorporates proprietary credit scoring models, an industry credit scoring model and tools which enhance our credit analysts' ability to tailor each contract's pricing and structure to maximize risk-adjusted returns. Our underwriters earn incentives based on the profitability rather than the volume of the contracts that they purchase.

     We structure our business to minimize operating costs while providing high quality service to our dealers. Those aspects of our business that require a local market presence are performed on a decentralized basis in our 45 offices. All other operations are centralized.

     We fund our initial purchases of contracts with borrowings under our $1.3 billion committed line of credit with our parent company, Western Financial Bank, and through our positive operating cash flows. The line of credit is indirectly supported at the Bank by FDIC-insured retail deposits. We securitize the contracts we have purchased on a regular basis. Since 1985, we have securitized over $14 billion of automobile contracts in 46 public offerings of asset-backed securities, making us the fourth largest issuer of such securities in the nation.

     To improve our long-term profitability, we restructured our operations in 1998. As a result, we incurred a net loss of $16.6 million due to higher credit losses and a $15.0 million charge related to the restructuring. The higher credit losses were due to purchasing a higher percentage of non-prime contracts during 1996 and 1997, as well as servicing disruptions created by our restructuring. As part of this restructuring, we merged our prime and non-prime operations and offices, changed our purchasing strategy to emphasize prime contracts, eliminated unprofitable dealer relationships, implemented new underwriting and servicing technology, closed 96 underperforming offices and reduced our number of employees by approximately 20%.

     As a result of this restructuring, we have:


     - returned to profitability, realizing net income of $49.4 million in 1999;



     - increased operating cash flows from $13.6 million in 1997, to $16.4 million in 1998 and to $110 million in 1999;



     - increased contract originations from $2.3 billion in 1997, to $2.7 billion in 1998 and to $3.3 billion in 1999;

     - increased prime contract originations from 54% in 1997, to 68% in 1998 and to 69% in 1999;



     - improved the percentage of applications funded to applications received from 13% in the first quarter of 1998 to 19% for the fourth quarter of 1999;



     - lowered operating expenses as a percentage of average serviced contracts from 5.0% in 1997, to 4.1% in 1998 and to 3.6% in 1999; and



     - reduced net chargeoffs as a percentage of average serviced contracts from 3.0% in 1997 and 3.4% in 1998 to 2.1% in 1999.


OUR INDUSTRY


     We believe that the automobile finance industry is the second largest consumer finance industry in the United States with approximately $635 billion of loan and lease originations during 1999. The industry is generally segmented according to the type of car sold, new or used, and the credit characteristics of the borrower, prime, non-prime or sub-prime. Based upon industry data we believe that during 1999, prime, non-prime and sub-prime loan originations in the United States were $341 billion, $105 billion and $86 billion respectively. Competition in the field of automobile finance is intense. The United States captive auto finance companies, General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corporation, account for up to 30% of the auto finance market. We believe that the balance of the market is highly fragmented and that no other single entity has greater than a 1% market share. Other market participants include the captive auto finance companies of other manufacturers, banks, credit unions, independent auto finance companies and other financial institutions.


OUR STRATEGY

     Our business objective is to maximize long term profitability by efficiently purchasing and servicing prime and non-prime credit quality contracts. We believe we will be able to achieve this objective by:

     - producing measured growth in contract originations;

     - leveraging technology to improve our business; and

     - effectively pricing contracts relative to risk.

OUR ADDRESS

     Our principal executive office and mailing address is 23 Pasteur Road, Irvine, California 92618-3816, and our telephone number is (949) 727-1002. Our website address is http://www.wfsfinancial.com. The information contained in our website does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered by us..........     2,000,000 shares



Common stock to be outstanding after
the offering........................     27,771,956 shares


Use of proceeds.....................     The net proceeds of the offering will
                                         be used by us to finance our growth in
                                         automobile contracts purchased and for
                                         general corporate purposes. Pending
                                         those uses, we will use the net
                                         proceeds to reduce the outstanding
                                         balance on the line of credit with our
                                         parent company.

Nasdaq National Market Symbol.......     WFSI

                             SUMMARY FINANCIAL DATA


     The following table presents summary audited financial data for the years ended December 31, 1999, 1998, 1997, 1996, and 1995. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements contained elsewhere in this prospectus.



                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------------
                                                                1999         1998         1997         1996         1995
                                                             ----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net interest income........................................  $   99,376   $   64,978   $   52,657   $   53,533   $   44,248
Servicing income...........................................     140,780       76,110      137,753      111,969       71,824
Gain on sale of contracts..................................      54,977       25,438       39,399       41,518       18,856
                                                             ----------   ----------   ----------   ----------   ----------
        Total revenues.....................................     295,133      166,526      229,809      207,020      134,928
Provision for credit losses................................      36,578       15,146        8,248       10,275        6,483
Operating expenses.........................................     173,600      165,042      167,418      130,325       77,315
Restructuring charge(1)....................................                   15,000
                                                             ----------   ----------   ----------   ----------   ----------
        Total expenses.....................................     210,178      195,188      175,666      140,600       83,798
                                                             ----------   ----------   ----------   ----------   ----------
Income (loss) before income tax (benefit)..................      84,955      (28,662)      54,143       66,420       51,130
Income tax (benefit).......................................      35,580      (12,095)      22,829       27,779       20,963
                                                             ----------   ----------   ----------   ----------   ----------
Net income (loss)..........................................  $   49,375   $  (16,567)  $   31,314   $   38,641   $   30,167
                                                             ==========   ==========   ==========   ==========   ==========
Net income (loss) per common share -- diluted(2)...........  $     1.91   $    (0.64)  $     1.22   $     1.50   $     1.33
                                                             ==========   ==========   ==========   ==========   ==========
OPERATING DATA:
Prime contract purchases...................................  $2,313,573   $1,808,013   $1,245,027   $1,129,314   $  936,429
Non-prime contract purchases...............................   1,026,573      862,683    1,040,252      992,375      591,220
                                                             ----------   ----------   ----------   ----------   ----------
        Total contract purchases...........................  $3,340,146   $2,670,696   $2,285,279   $2,121,689   $1,527,649
                                                             ==========   ==========   ==========   ==========   ==========
Contracts securitized(3)...................................  $2,500,000   $1,885,000   $2,190,000   $2,090,000   $1,480,000
Operating cash flows(4)....................................  $  109,589   $   16,380   $   13,567   $   22,746   $   25,636
Operating expenses (annualized) as a percentage of average
  serviced contracts.......................................         3.6%         4.1%         5.0%         5.0%         4.1%
Number of states in which contracts were purchased.........          43           42           37           31           16
Number of dealers from which contracts were purchased......       8,722       11,323       11,978        9,372        6,247
SERVICING DATA:
Contracts serviced at end of period........................  $5,354,385   $4,367,099   $3,680,817   $3,046,585   $2,209,594
Average contracts serviced during the period...............  $4,839,514   $4,006,185   $3,383,570   $2,627,622   $1,886,359
Contracts delinquent 60 days or greater as a percentage of
  amount of contracts outstanding at end of period(5)......        0.83%        1.07%        0.72%        0.55%        0.40%
Net chargeoffs as a percentage of the average amount of
  contracts outstanding during the period(5)...............        2.13%        3.42%        3.02%        2.30%        1.61%

                                                                     DECEMBER 31, 1999          DECEMBER 31,
                                                              -------------------------------   ------------
                                                                 ACTUAL       AS ADJUSTED(6)        1998
                                                              -------------   ---------------   ------------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Contracts receivable, net...................................   $1,459,035       $1,459,035       $  884,825
Retained interest in securitized assets.....................      167,277          167,277          171,230
Total assets................................................    2,130,927        2,130,927        1,444,340
Secured lines of credit.....................................    1,012,293          973,843          554,836
Notes payable -- parent.....................................      178,908          178,908          160,000
Total equity................................................      212,188          250,638          164,341


---------------
(1) See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Overview".

(2) Restated to reflect a 10% stock dividend in 1996.


(3) Information for 1999 does not include $500 million of contracts securitized in a privately placed conduit facility recorded within secured lines of credit.



(4) Operating cash flows are defined as cash flows from securitizations, net interest margin on owned loans and other fee income less dealer participation and operating costs.



(5) Includes delinquency and loss information relating to contracts that were sold, but which were originated and serviced by us. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Financial Condition -- Asset Quality".



(6) As adjusted to reflect the receipt by us of the net proceeds of this offering.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," and "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

                              RISKS RELATED TO US

THE OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED, WHICH MAY RESULT IN CONFLICTS OF INTEREST AND ACTIONS THAT ARE NOT IN THE BEST INTERESTS OF OTHER STOCKHOLDERS.


     Immediately following the completion of the offering, our parent entity, Western Financial Bank, will own not less than approximately 80% of our outstanding shares of common stock and will be able to exercise significant control of our company. In addition, Ernest S. Rady, a founder and the Chairman of the Board of Directors and the Chief Executive Officer of Westcorp, the parent entity of the Bank, is the beneficial owner of approximately 66% of the outstanding shares of common stock of Westcorp.


     Mr. Rady is also the Chairman of the Board of Directors of the Bank and our company. Additionally, the Bank intends to retain control of at least 80% of the outstanding shares of our common stock to ensure that it may consolidate with us for federal tax purposes. Accordingly, the common stock ownership of the Bank and Mr. Rady will enable the Bank, and Mr. Rady, to elect all of our directors and effectively control the vote on all matters submitted to a vote of our stockholders, including mergers, sales of all or substantially all of our assets and "going private" transactions. The ongoing relationships between Mr. Rady, the Bank and us, could result in conflicts of interest between the Bank and our company. Because of the significant block of common stock controlled by the Bank and Mr. Rady, decisions may be made that, while in the best interests of the Bank and Mr. Rady, may not be in the best interests of other stockholders. See "Management", "Description of Capital Stock" and "Business -- Transactions with Related Parties".

THE AVAILABILITY OF OUR FINANCING SOURCES DEPENDS ON FACTORS OUTSIDE OF OUR CONTROL.


     We depend on a significant amount of financing from our parent entity to operate our business and to fund the purchase of contracts pending securitization. We have three separate borrowing arrangements with our parent entity. The senior note and the promissory note are longer term, unsecured debt, while our $1.3 billion line of credit agreement is designed to provide short-term financing for the purchases of contracts. See
"Business -- Transactions with Related Parties". The availability of these financing sources depends on factors outside of our control, including regulatory issues such as the capital requirements of the Bank and availability of funds at our parent entity. If the Bank were unable to extend this financing, we would have to replace it with outside sources or curtail our contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.


WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO RUN OUR BUSINESS.

     Our business requires substantial cash. Cash requirements include amounts paid to dealers for acquisition of contracts, expenses incurred in connection with the securitization of contracts, capital expenditures for new technologies and ongoing operating costs. Our primary source of operating cash comes from the excess cash flows received from securitization trusts and contracts held on the balance sheet. The timing and amount of excess cash flow from contracts varies based on a number of factors, including but not limited to:

     - the rates of loan delinquencies, defaults and net losses;

     - how quickly and at what price repossessed vehicles can be resold;

     - ages of the loans in the portfolio; and

     - levels of voluntary prepayments.

Any adverse change in these factors could reduce or eliminate excess cash flows to us. Although we currently have positive operating cash flows, we cannot assure you that we will continue to generate positive cash flows in the future which could have a material adverse effect on our financial position, liquidity and results of operations.

CHANGES IN OUR SECURITIZATION PROGRAM COULD ADVERSELY AFFECT OUR LIQUIDITY AND EARNINGS.

     Our business depends on our ability to aggregate and sell automobile contracts in the form of publicly offered asset-backed securities. These sales generate cash proceeds that allow us to repay amounts outstanding under our line of credit with our parent and to purchase additional contracts. In addition, the sale of contracts to a securitization trust in preparation for securitization, creates an accounting gain on sale that forms a material part of our reported earnings for each quarter. Changes in our asset-backed securities program could materially adversely affect our earnings or ability to purchase and resell contracts on a timely basis. Such changes could include a:

     - change in the securitization structure which results in gain on sale not being recognized;

     - delay in the completion of a planned securitization;

     - negative market perception of us; and

     - failure of the contracts we intend to sell to conform to insurance company and rating agency requirements.

     If we are unable to use a securitization program, we may have to curtail our contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations and may cause our market price to drop.

WE DEPEND ON OUR CREDIT ENHANCEMENTS TO MAINTAIN FAVORABLE INTEREST RATES AND CASH REQUIREMENTS FOR OUR SECURITIZATIONS.

     To date, all of our securitizations have used credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc., which is known as FSA. These insurance policies are currently one of the most effective and least capital intensive forms of credit enhancement. We use this credit enhancement to achieve "AAA/Aaa" ratings on our securitizations, which reduces the overall costs of a transaction relative to alternative forms of financing available to us. FSA is not required to insure our securitizations and we cannot assure you that it will continue to do so or that our future securitizations will be similarly rated. Likewise, we are not required to use financial guaranty insurance policies issued by FSA or any other form of credit enhancement in connection with our securitizations. A downgrading of FSA's credit rating, FSA's withdrawal of credit enhancement or the lack of availability of reinsurance or other alternative credit enhancements could result in higher interest costs for our future securitizations and/or larger initial cash deposit requirements if we are unable to obtain similar policies on similar terms. These events could have a material adverse effect on our financial position, liquidity and results of operations.

IF WE LOSE OUR REINVESTMENT CONTRACT RELATIONSHIP OR IF OUR REINVESTMENT CONTRACTS ARE NO LONGER DEEMED ELIGIBLE INVESTMENTS, WE MAY NOT BE ABLE TO OBTAIN COMPARABLE FINANCING.


     We have access to the cash flows of the automobile contracts sold to the securitization trust in each of the outstanding securitization transactions, including the cash held in each spread account, through a series of agreements into which we, our parent company, the Bank, our subsidiary, WFS Financial Auto Loans 2, Inc., or WFAL2 as we refer to it, and other parties have entered. We are permitted to use that cash as we determine, including in the ordinary business activities of originating contracts.



     In each securitization transaction, the securitization agreements require that all cash flows of the relevant trust and the associated spread accounts be invested in an eligible investment. The Bank and WFAL2 have entered into a reinvestment contract in connection with each securitization transaction, which is deemed to be an eligible investment under the relevant securitization agreements.



     A limited portion of the funds invested in reinvestment contracts may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion of the invested funds available to us through a reinvestment contract. Under our reinvestment contract with the Bank, we receive access to all of the cash available to the Bank under each trust reinvestment contract. We are obligated to repay to the Bank an amount equal to the cash we used, when needed by the Bank, to meet its obligations under the individual trust reinvestment contracts. With the portion of the cash available to WFAL2 under the individual trust reinvestment contracts, WFAL2 purchases contracts from us according to the terms of sale and servicing agreements entered into with us. If the reinvestment contracts were no longer deemed an eligible investment, which determination could be made by either of the securitization rating agencies or FSA in their sole discretion, we would no longer have the ability to use this cash in the ordinary course of business and would need to obtain alternative financing, which may only be available on less attractive terms. If we were unable to obtain additional financing, we may have to curtail our contract purchasing activities, which would also have a material adverse effect on our financial position, liquidity and results of operations.


PREPAYMENTS AND LOSSES MAY HAVE A MATERIAL EFFECT ON THE VALUE OF OUR RETAINED INTEREST IN SECURITIZED ASSETS.

     We usually sell contracts to a grantor or owner trust in a manner which requires that we account for the transaction as a sale. This gain on sale is not an actual amount of cash received, but rather an asset which represents the expected future earnings we will receive based upon the amount of interest we expect to receive from our borrowers less the interest we expect to pay our investors in the securitization. The benefit of this difference is then reduced by the servicing and guarantor fees we must pay as well as the prepayment and credit losses expected to occur on the contracts in the trust. We make assumptions about prepayment rates and credit losses based upon our historical experience and other factors. The resulting gain on sale asset is called retained interest in securitized assets, or RISA. The RISA is amortized on a monthly basis over the life of the securitization. We reevaluate the assumptions we use to calculate the RISA every quarter. We adjust those assumptions and the RISA to the extent our actual experience with the performance of the contracts in a securitization trusts deviates from the experience we initially anticipated. If actual prepayment and credit loss rates are higher than the assumptions we initially used, we must write-down the value of the RISA. If the write-down is large enough, it will have a material adverse effect on our earnings and capital.

A LOSS OF CONTRACT SERVICING RIGHTS COULD HAVE A MATERIAL EFFECT ON OUR
BUSINESS.

     As servicer of all our securitized contracts, we are entitled to receive contractual servicing fees. Contractual servicing fees are earned at rates ranging from 1.0% to 1.25% per annum on the outstanding balance of contracts securitized. FSA, as guarantor, can terminate our right to act as servicer upon the occurrence of events defined in the pooling and servicing agreements for securitized contracts such as our bankruptcy or material breach of warranties or covenants. Any loss of such servicing rights could have a material adverse effect on our financial position, liquidity and results of operations.

WE EXPECT OUR OPERATING RESULTS TO CONTINUE TO FLUCTUATE WHICH MAY ADVERSELY IMPACT OUR BUSINESS AND OUR STOCKHOLDERS.

     Our results of operations have fluctuated in the past and are expected to fluctuate in the future principally as a result of the timing, size, pricing and structure of our securitizations. Other factors that could affect our quarterly earnings include but are not limited to:


     - variations in the volume of contracts purchased which historically tend to be lower in the first and fourth quarters of the year;


     - interest rate spreads;

     - the effectiveness of our hedging strategies;


     - credit losses which historically tend to be higher in the first and fourth quarters of the year;


     - operating costs; and

     - whether a securitization is treated as a sale or a financing.

FAILURE TO IMPLEMENT OUR BUSINESS STRATEGY COULD ADVERSELY AFFECT OUR
OPERATIONS.

     Our financial position and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

     - producing measured growth in contract originations;

     - leveraging technology to improve our business; and

     - effectively pricing contracts relative to risk.

Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS FROM THIS OFFERING AND MAY USE THEM IN WAYS WITH WHICH YOU DISAGREE.

     We have not allocated specific amounts of the net proceeds to any particular growth plans. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations.

                  RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL

INTEREST RATE FLUCTUATIONS CAN HARM OUR PROFITABILITY.

     Our profitability is largely determined by the difference between the effective rate of interest earned on contracts purchased by us and the interest paid on our lines of credit prior to securitization as well as the interest rate paid for notes and certificates issued in securitization transactions. Several factors affect our ability to manage interest rate risk. Our contracts are purchased at fixed interest rates, while our lines of credit bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market rates for short-term borrowings. To protect against changes in interest rates, we hedge contracts by purchasing two-year Treasury securities forward agreements until the contracts are securitized. Generally, we enter into forward agreements in amounts that correspond to the principal amount of the contracts originated. The market value of these forward agreements is designed to respond inversely to the market value changes of the underlying contracts. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. We cannot assure you, however, that this strategy will consistently or completely offset adverse changes in interest rates or that we will not sustain losses on hedging transactions. In addition, in a rising interest rate environment we may not be able to increase rates charged to borrowers fast enough to compensate for an increase in the interest rates we pay.

ECONOMIC SLOWDOWNS OR RECESSIONS MAY AFFECT OUR BUSINESS.

     Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the default probability on automobile contracts. These periods may also be accompanied by decreased consumer demand for automobiles which would result in reduced demand for automobile contracts and could reduce business for us. Decreased consumer demand for automobiles also contributes to a decline in the value of automobiles securing outstanding contracts, which weakens collateral coverage and increases the possibility of losses in the event of a default. We cannot assure you that we could remain profitable under any such conditions or that such conditions will not result in such severe reductions in the cash flows available to us to permit us to remain current on our current financings.

ADVERSE CHANGES IN USED CAR PRICES MAY HARM OUR BUSINESS.

     Significant increases in the inventory of used automobiles may depress the prices at which we can sell our inventory of repossessed vehicles or may delay sales. Factors that may affect the level of used car inventory include consumer preferences, leasing programs offered by captive finance companies and seasonality. In addition, average used car prices have fluctuated in the past, and any softening in the future of the used car market could cause our recovery rate on repossessed vehicles to decline below current levels. Lower recovery rates would increase the level of credit losses incurred by us that would, in turn, lower the amount of cash flows received.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE IN OUR INDUSTRY.

     The auto finance business is highly competitive. We compete with captive auto finance companies owned by major automobile manufacturers, banks, credit unions, savings associations and independent consumer finance companies that conduct business in the geographic regions in which we operate. Many of these competitors have greater financial and marketing resources than us. Additionally, on occasion the captive finance companies provide financing on terms significantly more favorable to auto purchasers than we can offer. For example, the captive finance companies can offer special low interest loan programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.

     Many of our competitors also have long standing relationships with automobile dealers and may offer dealers or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rate charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourself as one of the principal financing sources of the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms. We cannot assure you that we will be able to compete successfully in this market or against these competitors.

LEGAL AND REGULATORY REQUIREMENTS MAY RESTRICT OUR ABILITY TO DO BUSINESS.


     As an "operating subsidiary" of a bank, we are subject to inspection and regulation by the Office of Thrift Supervision, the primary federal banking agency responsible for the supervision and regulation of the Bank. The most significant impact of such regulation and supervision is that absent approval by the OTS, we are precluded from holding, on balance sheet, consumer loans, including contracts, in an aggregate principal balance in excess of 30% of the total consolidated assets of the Bank. The limitation is increased to 35% of the Bank's consolidated assets if all of the consumer loans in excess of the 30% limit are obtained by us or the Bank and its other subsidiaries directly from consumers. Our securitization activities, however, enable us to remove contracts that are securitized from our balance sheet for regulatory purposes.

As a result, those securitized contracts are not included in the calculation of the percentage of the Bank's consolidated assets subject to either the 30% or 35% limitation on consumer loans.

     We are also subject to numerous federal and state consumer protection laws and regulations, which, among other things may affect:

     - the interest rates, fees and other charges which we may impose;

     - the terms and conditions of the contracts;

     - the disclosures which must be made to obligors; and

     - the collection, repossession and foreclosure rights with respect to delinquent obligors.

The extent and nature of such laws and regulations vary from state to state. We believe that we are in compliance in all material respects with all such applicable laws. Prospective changes in such laws or the enactment of new laws may have an adverse effect on our business or the results of our operations. See "Supervision and Regulation".


ADVERSE OUTCOMES OF LITIGATION AGAINST US COULD HAVE A MATERIAL EFFECT UPON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.


     We are involved in and will likely continue to be a party to litigation. As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, industry participants are named from time to time as defendants in litigation, including class action suits, involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against us in connection with any litigation could have a material adverse effect on our financial condition and results of operations. In addition, a decision that a material number of contracts purchased by us involved violations of applicable lending laws by automobile dealers could materially adversely affect our financial condition and results of operations.

WE EXPECT OUR STOCK PRICE TO CONTINUE TO FLUCTUATE.

     The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of finance-related companies including automobile finance companies have been especially volatile. Such fluctuations can result from:

     - quarterly variations in operating results;

     - changes in analysts' estimates;

     - short-selling of our common stock;

     - events affecting other companies that investors deem to be comparable to us;

     - fluctuations in interest rates; or

     - factors which have the effect of increasing, or which investors believe may have the effect of increasing, our cost of funds and general economic trends and conditions.

     Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.

OUR OPERATIONS MIGHT SUFFER FROM YEAR 2000 COMPUTER PROBLEMS.

     The Year 2000 issue is the result of computer programs and embedded hardware systems having been developed using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips and define a year using "00" may interpret the year to be 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions or failure to our operations including, among other things, a temporary inability to transact new business or communicate with our customers online. We believe that we are Year 2000 compliant. However, we may experience degradation in the performance of our systems or complete systems failure if our assessment is erroneous or if we encounter unforeseen difficulties. Any of these events, whether occurring in our systems, or the systems of others with whom we transact business, such as outside vendors, could have a material adverse effect on our business, financial condition and results of operations. We have not experienced any year 2000 problems to date, but we continue to monitor our operations for year 2000 effects.


                                USE OF PROCEEDS


     We expect to receive net proceeds from the sale of the 2,000,000 shares of common stock offered by us of $38.5 million (or $44.3 million if the underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us based upon an assumed offering price of $20.50 per share. The primary purpose of the offering is to provide us with additional capital to fund our growth, including increasing the amount of contracts we can acquire and hold prior to sale in the asset-backed securities market, and for other working capital needs and general corporate purposes. The net proceeds may be used to reduce the $551 million outstanding balance as of December 31, 1999, on our line of credit from the Bank which terminates on December 31, 2004. When secured, the line of credit carries an interest rate equal to one-month London Interbank Offer Rate (LIBOR) plus 62.5 basis points. When unsecured, the line of credit carries an interest rate equal to one-month LIBOR plus 112.5 basis points.


                          PRICE RANGE OF COMMON STOCK

     The common stock of our company has been publicly traded since August 8, 1995 on the Nasdaq National Market identified by the symbol WFSI. The following table illustrates the high and low sale prices by quarter in 1999, 1998 and 1997, as reported by Nasdaq, which prices are believed to represent actual transactions.


                                              1999               1998                1997
                                        ----------------    ---------------    ----------------
                                         HIGH      LOW       HIGH      LOW      HIGH      LOW
                                        ------    ------    ------    -----    ------    ------
First Quarter.........................  $ 8.31    $ 5.13    $14.88    $9.00    $23.25    $10.75
Second Quarter........................   14.56      7.81     11.85     7.00     16.75      8.69
Third Quarter.........................   21.50     14.50      8.50     5.00     22.50     16.31
Fourth Quarter........................   23.00     19.75      6.94     4.63     22.13      8.63



     The last reported sale price of our common stock on the Nasdaq National Market on January 18, 2000 was $20.50 per share and on that date there were approximately 500 stockholders of our common stock. The number of stockholders was determined by the number of record holders, including the number of individual participants, in security position listings.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividend on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth certain information regarding our debt and capitalization as of December 31, 1999, and as adjusted to reflect the receipt by us of the estimated net proceeds of this offering assuming a public offering price of $20.50 per share. This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The notes payable -- parent is the balance due to our parent under notes executed by us for general corporate purposes. Secured lines of credit represent the balance due to our parent under a line of credit which we use for liquidity purposes in the amount of $551 million and $513 million (as adjusted) as of December 31, 1999 and amounts due under our conduit facility in the amount of $461 million.



                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Liabilities:
Secured lines of credit.....................................  $1,012,293    $  973,843
  Notes payable -- parent...................................     178,908       178,908
                                                              ----------    ----------
          Total liabilities.................................  $1,191,201    $1,152,751
                                                              ==========    ==========
Stockholders' equity:
  Common stock (no par value; authorized 50,000,000 shares;
     issued and outstanding, actual 25,771,956 and as
     adjusted 27,771,956 shares)............................  $   74,010    $  112,460
  Paid-in capital...........................................       4,327         4,327
  Retained earnings.........................................     134,690       134,690
  Accumulated other comprehensive loss, net of tax..........        (839)         (839)
                                                              ----------    ----------
          Total stockholders' equity........................  $  212,188    $  250,638
                                                              ==========    ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table presents summary audited financial data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements contained elsewhere in this prospectus.



                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------
                                                          1999         1998         1997         1996         1995
                                                       ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net interest income..................................  $   99,376   $   64,978   $   52,657   $   53,533   $   44,248
Servicing income.....................................     140,780       76,110      137,753      111,969       71,824
Gain on sale on contracts............................      54,977       25,438       39,399       41,518       18,856
                                                       ----------   ----------   ----------   ----------   ----------
         Total revenues..............................     295,133      166,526      229,809      207,020      134,928
Provision for credit losses..........................      36,578       15,146        8,248       10,275        6,483
Operating expenses...................................     173,600      165,042      167,418      130,325       77,315
Restructuring charge(1)..............................                   15,000
                                                       ----------   ----------   ----------   ----------   ----------
         Total expenses..............................     210,178      195,188      175,666      140,600       83,798
                                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before income tax (benefit)............      84,955      (28,662)      54,143       66,420       51,130
Income tax (benefit).................................      35,580      (12,095)      22,829       27,779       20,963
                                                       ----------   ----------   ----------   ----------   ----------
Net income (loss)....................................  $   49,375   $  (16,567)  $   31,314   $   38,641   $   30,167
                                                       ==========   ==========   ==========   ==========   ==========
Net income (loss) per common share -- diluted(2).....  $     1.91   $    (0.64)  $     1.22   $     1.50   $     1.33
                                                       ==========   ==========   ==========   ==========   ==========

OPERATING DATA:
Prime contract purchases.............................  $2,313,573   $1,808,013   $1,245,027   $1,129,314   $  936,429
Non-prime contract purchases.........................   1,026,573      862,683    1,040,252      992,375      591,220
                                                       ----------   ----------   ----------   ----------   ----------
      Total contract purchases.......................  $3,340,146   $2,670,696   $2,285,279   $2,121,689   $1,527,649
                                                       ==========   ==========   ==========   ==========   ==========
Contracts securitized(3).............................  $2,500,000   $1,885,000   $2,190,000   $2,090,000   $1,480,000
Operating cash flows(4)..............................  $  109,589   $   16,380   $   13,567   $   22,746   $   25,636
Operating expenses as a percentage of average
  serviced contracts.................................         3.6%         4.1%         5.0%         5.0%         4.1%
Number of states in which contracts were purchased...          43           42           37           31           16
Number of dealers from which contracts were
  purchased..........................................       8,722       11,323       11,978        9,372        6,247

SERVICING DATA:
Contracts serviced at end of period..................  $5,354,385   $4,367,099   $3,680,817   $3,046,585   $2,209,594
Average contracts serviced during the period.........  $4,839,514   $4,006,185   $3,383,570   $2,627,622   $1,886,359
Contracts delinquent 60 days or greater as a
  percentage of amount of contracts outstanding at
  end of period(5)...................................        0.83%        1.07%        0.72%        0.55%        0.40%
Net chargeoffs as a percentage of the average amount
  of contracts outstanding during the period(5)......        2.13%        3.42%        3.02%        2.30%        1.61%

                                                                           DECEMBER 31,
                                                    ----------------------------------------------------------
                                                       1999         1998         1997        1996       1995
                                                    ----------   ----------   ----------   --------   --------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Contracts receivable, net.........................  $1,459,035   $  884,825   $  229,338   $231,942   $316,036
Retained interest in securitized assets...........     167,277      171,230      181,177    121,597     78,045
Total assets......................................   2,130,927    1,444,340      878,160    675,572    583,588
Secured lines of credit...........................   1,012,293      554,836
Notes payable -- parent...........................     178,908      160,000      175,000    125,000    125,000
Total equity......................................     212,188      164,341      179,893    147,692    109,051


---------------
(1) See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Overview".

(2) Restated to reflect a 10% stock dividend in 1996.


(3) Information for 1999 does not include $500 million of contracts securitized in a privately placed conduit facility recorded within secured lines of credit.



(4) Operating cash flows are defined as cash flows from securitizations, net interest margin on owned loans and other fee income less dealer participation and operating costs.



(5) Includes delinquency and loss information relating to contracts that were sold, but which were originated and serviced by us. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Financial Condition -- Asset Quality".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     We are one of the nation's largest independent automobile finance companies with 27 years of experience in the auto finance industry. We originate, securitize and service new and used retail automobile installment sales contracts generated through our relationships with over 8,000 franchised and select independent automobile dealers in 43 states. At December 31, 1999, we serviced a portfolio of $5.4 billion which consisted of approximately 65% prime and 35% non-prime contracts.


     Unlike many of our competitors, we finance both what are generally referred to as prime and non-prime borrowers, providing dealers with a single contact to whom they can sell most of their automobile contracts. The following chart represents selected key events in the purchase and servicing of contracts and their respective financial statement impact:


                  EVENT                                     FINANCIAL STATEMENT IMPACT
                  -----                                     --------------------------
Purchase and fund contract from dealer        - Pay principal amount of contract to dealer and
                                              record contract receivable
                                              - Pay dealer participation to dealer and record dealer
                                                participation as part of contract receivable
                                              - Establish allowance for credit losses
                                              - Fund purchase using line of credit and operating
                                                cash flows

Sell contract to a securitization trust       - Pay down line of credit with securitization proceeds
                                              - Remove contract receivable from balance sheet
                                              - Capitalize retained interest in securitized asset,
                                              or RISA, which represents the present value of the
                                                estimated future retained interest earnings net of
                                                credit losses and adjusted for prepayments
                                              - Record gain on sale which is equal to the RISA less
                                              dealer participation, issuance costs and the effect of
                                                hedging activities
                                              - Reduce the allowance for credit losses

Collect payment for on balance sheet          - Recognize net interest income
  contract
                                              - Reduce line of credit

                                              - Collect late charges and other fees

Collect payment for off balance sheet         - Amortize the RISA asset. Actual cash flows in excess
  contract                                    of the amortization of the RISA are shown in our
                                                income statement as retained interest income
                                              - Reduce the outstanding amount of the respective
                                                securitization transaction by the amount of
                                                principal received which is paid through to the
                                                asset backed investor
                                              - Receive contractual servicing fees, late charges and
                                                other fees

Charge off on balance sheet contract          - Reduce the allowance for credit losses

Charge off off balance sheet contract         - Reduce the actual cash flows recognized from
                                              securitization trusts thereby increasing the
                                                amortization of the RISA

     To improve our long-term profitability, we restructured our operations in 1998. Our restructuring had three objectives:

     - to reduce operating costs;

     - to increase contract production volume; and

     - to strengthen credit quality.

As part of this restructuring, we merged our prime and non-prime operations and offices, providing each dealer with a single point of contact for most of its prime and non-prime financing needs while retaining separate prime and non-prime underwriters. We also centralized collection efforts into our regional business centers and standardized our operating practices. As a result of the restructuring, we closed 96 underperforming offices and reduced our number of employees by approximately 20%.

     The total pre-tax restructuring charge in 1998 for the completed plan was $15.0 million. Restructuring related costs included $1.8 million for employee severance and $13.2 million of lease termination fees and the write off of disposed assets. The restructuring charge was substantially used during 1998.

     As a result of this restructuring we:


     - returned to profitability, realizing net income of $49.4 million in 1999;



     - increased operating cash flows from $13.6 million in 1997, to $16.4 million in 1998 and to $110 million in 1999;



     - increased contract originations from $2.3 billion in 1997, to $2.7 billion in 1998 and to $3.3 billion in 1999;



     - increased prime contract originations from 54% in 1997, to 68% in 1998 and 69% in 1999;



     - improved the percentage of applications funded to applications received from 13% in the first quarter of 1998 to 19% for the fourth quarter of 1999;



     - lowered operating expenses as a percentage of average serviced contracts from 5.0% in 1997, to 4.1% in 1998 and to 3.6% in 1999; and



     - reduced net chargeoffs as a percentage of average serviced contracts from 3.0% in 1997 and 3.4% in 1998 to 2.1% in 1999.


RESULTS OF OPERATIONS

  Net Interest Income


     Net interest income is the difference between the rate earned on contracts held on balance sheet and the interest costs associated with our borrowings. Net interest income totaled $99.4 million in 1999 compared with $65.0 million in 1998 and $52.7 million in 1997. The increase in net interest income is the result of holding contracts on balance sheet for a longer period before securitizing and the increase in contract originations. As we securitize our contracts, revenue previously recognized as net interest income will, upon securitization, be recognized as gain on sale, contractual servicing and retained interest income.


     The following table shows the average rate earned on contracts and the average rate paid on borrowings together with the corresponding net interest rate spread for the periods indicated. The average cost of borrowings represents the average combined rate of the senior note, promissory note, line of credit and conduit facility.


                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
Yield on interest-earning assets............................  14.37%   14.37%   13.81%
Cost of borrowings..........................................   6.33     7.37     8.16
                                                              -----    -----    -----
Net interest rate spread....................................   8.04%    7.00%    5.65%
                                                              =====    =====    =====

     The increase in the net interest rate spread in 1999 compared with 1998 and 1997 was the result of lower overall financing costs as we expanded our utilization of our lines of credit in order to retain contracts on our balance sheet while obtaining higher yields on the contracts retained.


  Servicing Income

     The components of servicing income were as follows:


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999       1998        1997
                                                              --------    -------    --------
                                                                  (DOLLARS IN THOUSANDS)
Retained interest income....................................  $ 47,812    $ 1,961    $ 69,844
Contractual servicing income................................    46,847     37,180      30,803
Other fee income............................................    46,121     36,969      37,106
                                                              --------    -------    --------
Total servicing income......................................  $140,780    $76,110    $137,753
                                                              ========    =======    ========



     Total servicing income was $141 million in 1999, $76.1 million in 1998 and $138 million in 1997. The increase in servicing income in 1999 compared with 1998 is primarily the result of higher retained interest income due to lower amortization of the RISA as a result of lower credit losses. The decline in servicing income in 1998 compared with 1997 is due primarily to lower retained interest income. Retained interest income is dependent upon the average excess spread on the contracts sold, credit losses and the size of the sold portfolio. Retained interest income was lower because of higher amortization of the RISA due to higher credit losses.



     According to the terms of each securitization transaction, contractual servicing income is earned at rates ranging from 1.0% to 1.25% per annum on the outstanding balance of contracts securitized. Other fee income consists primarily of documentation fees, late charges and deferment fees and has increased as a direct result of the increase in the number of contracts originated and outstanding. During the past three years, our average serviced portfolio has increased to $4.8 billion for 1999 from $4.0 billion for 1998 and $3.4 billion for 1997.


  Gain on Sale of Contracts


     We recorded gain on sale of contracts of $55.0 million in 1999, $25.4 million in 1998 and $39.4 million in 1997. The amount of gain on sale recorded in each period is dependent upon the amount of contracts securitized, the structure of the securitization as well as other factors including the gross interest rate spread on contracts securitized, the amount of dealer participation paid, changes in credit loss assumptions, and the effect of hedging activities. Gross interest rate spread is affected by product mix, general market conditions and overall market interest rates. The risks inherent in interest rate fluctuations are reduced through hedging activities.



     The following table lists each of our securitization transactions. The first issue, in 1985, was rated AA by Standard & Poors Rating Service, a division of McGraw-Hill, Inc. and Aa by Moody's Investor Service, Inc. and all issues since that time were rated AAA by S&P, and Aaa by Moody's, their respective highest long-term ratings. The money market securities for each applicable transaction was rated A-1+ by S&P and P-1 by Moody's, their respective highest short-term ratings. All securitization transactions prior to 1995-4 were paid in full on or before their contractual maturity date.

                                                         REMAINING                      ORIGINAL
                                          REMAINING     BALANCE AS A                    WEIGHTED
                                         BALANCE AT      PERCENT OF     ORIGINAL        AVERAGE
ISSUE                      ORIGINAL     DECEMBER 31,      ORIGINAL      WEIGHTED     SECURITIZATION   GROSS INTEREST
NUMBER     CLOSE DATE       BALANCE         1999          BALANCE      AVERAGE APR        RATE        RATE SPREAD(1)
------   ---------------  -----------   -------------   ------------   -----------   --------------   --------------
                                               (DOLLARS IN THOUSANDS)
1985-A   December, 1985   $   110,000   Paid in full           0%         18.50%          8.38%           10.12%
1986-A   November, 1986       191,930   Paid in full           0          14.20           6.63             7.57
1987-A   March, 1987          125,000   Paid in full           0          12.42           6.75             5.67
1987-B   July, 1987           110,000   Paid in full           0          12.68           7.80             4.88
1988-A   February, 1988       155,000   Paid in full           0          13.67           7.75             5.92
1988-B   May, 1988            100,000   Paid in full           0          14.01           8.50             5.51
1988-C   July, 1988           100,000   Paid in full           0          15.41           8.50             6.91
1988-D   October, 1988        105,000   Paid in full           0          14.95           8.85             6.10
1989-A   March, 1989           75,000   Paid in full           0          15.88          10.45             5.43
1989-B   June, 1989           100,000   Paid in full           0          15.96           9.15             6.81
1990-A   August, 1990         150,000   Paid in full           0          16.05           8.35             7.70
1990-1   November, 1990       150,000   Paid in full           0          15.56           8.50             7.06
1991-1   April, 1991          200,000   Paid in full           0          16.06           7.70             8.36
1991-2   May, 1991            200,000   Paid in full           0          15.75           7.30             8.45
1991-3   August, 1991         175,000   Paid in full           0          15.69           6.75             8.94
1991-4   December, 1991       150,000   Paid in full           0          15.53           5.63             9.90
1992-1   March, 1992          150,000   Paid in full           0          14.49           5.85             8.64
1992-2   June, 1992           165,000   Paid in full           0          14.94           5.50             9.44
1992-3   September, 1992      135,000   Paid in full           0          14.45           4.70             9.75
1993-1   March, 1993          250,000   Paid in full           0          13.90           4.45             9.45
1993-2   June, 1993           175,000   Paid in full           0          13.90           4.70             9.20
1993-3   September, 1993      187,500   Paid in full           0          13.77           4.25             9.52
1993-4   December, 1993       165,000   Paid in full           0          13.97           4.60             9.37
1994-1   March, 1994          200,000   Paid in full           0          12.90           5.10             7.80
1994-2   May, 1994            230,000   Paid in full           0          13.67           6.38             7.29
1994-3   August, 1994         200,000   Paid in full           0          14.04           6.65             7.39
1994-4   October, 1994        212,000   Paid in full           0          14.59           7.10             7.49
1995-1   January, 1995        190,000   Paid in full           0          15.58           8.05             7.53
1995-2   March, 1995          190,000   Paid in full           0          15.71           7.10             8.61
1995-3   June, 1995           300,000   Paid in full           0          16.36           6.05            10.31
1995-4   September, 1995      375,000      $  15,682        4.18          15.05           6.20             8.85
1995-5   December, 1995       425,000         26,369        6.20          15.04           5.88             9.16
1996-A   March, 1996          485,000         39,665        8.18          15.35           6.13             9.22
1996-B   June, 1996           525,000         58,399       11.12          15.46           6.75             8.71
1996-C   September, 1996      535,000         76,201       14.24          15.74           6.66             9.08
1996-D   December, 1996       545,000         93,390       17.14          15.83           6.17             9.66
1997-A   March, 1997          500,000        106,378       21.28          15.43           6.60             8.83
1997-B   June, 1997           590,000        151,208       25.63          15.33           6.37             8.96
1997-C   September, 1997      600,000        189,116       31.52          15.36           6.17             9.19
1997-D   December, 1997       500,000        177,777       35.56          15.43           6.34             9.09
1998-A   March, 1998          525,000        213,970       40.76          15.19           6.01             9.18
1998-B   June, 1998           660,000        322,421       48.85          14.72           6.06             8.66
1998-C   November, 1998       700,000        431,469       61.64          14.68           5.81             8.87
1999-A   January, 1999      1,000,000        686,738       68.67          14.42           5.70             8.72
1999-B   July, 1999         1,000,000        839,092       83.91          14.62           6.36             8.26
1999-C   November, 1999       500,000        462,810       92.56          14.77           7.01             7.76
                          -----------   ------------
         Total            $14,411,430     $3,890,685
                          ===========   ============


---------------
(1) Represents the difference between the original weighted average annual percentage rate, or APR, and the estimated weighted average securitization rate on the closing date of the securitization transaction.

  Provision for Credit Losses

     We maintain an allowance for credit losses to cover anticipated losses for contracts held on balance sheet. The allowance for credit losses is increased by charging the provision for credit losses and decreased by actual losses on such contracts held on balance sheet or by the reduction of the amount of contracts held on balance sheet from securitization transactions. The level of the allowance is based principally on the outstanding balance of contracts held on balance sheet, pending sales of contracts and historical loss trends. When we sell contracts in a securitization transaction, we reduce our allowance for credit losses and factor potential losses into our calculation of gain on sale.


     We believe that the allowance for credit losses is currently adequate to absorb inherent losses in our owned portfolio. During 1999, the provision for credit losses totaled $36.6 million compared with $15.1 million in 1998 and $8.2 million in 1997. The increase in provision for credit losses in 1999 compared with 1998 was primarily the result of a higher level of contracts held on the balance sheet.


  Operating Expenses


     Total operating expenses were $174 million for 1999, $165 million for 1998 and $167 million for 1997. Operating expenses as a percentage of average serviced contracts declined 53 basis points to 3.6% in 1999 compared with 4.1% in 1998 and 5.0% in 1997.



     We reduced our cost of operations in 1999 as a percentage of average serviced contracts with the completion of the restructuring programs, as well as other operating efficiencies achieved during the past three years. These efficiencies include increasing the conversion ratios on contracts purchased, the automation of the loan application and underwriting system, the centralization of data entry and verification processes, implementation of proprietary credit scorecards and electronic funds transfers for our dealers. Operating efficiencies also include the implementation of auto-dialers, the centralization and upgrade of payment processing and asset recovery processes, the upgrading of 800 lines for customer service and interactive voice response technology, direct debit for our borrowers, imaging for record retention and retrieval, and the implementation of a new collection system.


     Currently, we pay a monthly management fee to the Bank and Westcorp, which covers various administrative expenses. Additionally, the Bank and Westcorp pay fees to us for information technology and other services. The management fee is based upon the actual costs incurred and estimates of actual usage. We believe that the management fee approximates the cost to perform these services on our own behalf or to acquire them from third parties. We have the option, under the management agreements, to procure these services on our own should it be more economically beneficial to us to do so. See "Business -- Transactions with Related Parties -- Management Agreements".

  Income Taxes

     We file federal and certain state tax returns as part of a consolidated group that includes the Bank and Westcorp, the holding company parent of the Bank. We file other state tax returns as a separate entity. Tax liabilities from the consolidated returns are allocated in accordance with a tax sharing agreement based on the relative income or loss of each entity on a stand-alone basis. Our effective tax rate was 42% for 1999, 1998 and 1997. See
"Business -- Transactions with Related Parties -- Tax Sharing Agreement".


  Pro-Forma Portfolio Basis Statements of Operations


     Under generally accepted accounting principles, our securitization transactions to date have been treated as sales. At the time of sale, in accordance with SFAS 125, we record a gain equal to the present value of the estimated future earnings from the portfolio of contracts sold. Net interest earned on such contracts and fees earned for servicing the contract portfolios are recognized over the life of the securitization transaction as contractual servicing and retained interest income and other fee income. SFAS 125 changes the timing of income recognition through the recording of a gain at the time of sale while the ultimate realization of such income remains dependent on the actual performance, over time, of the contracts that were securitized.


     The following pro-forma statements of operations present our results under the assumption that the securitization transactions are treated as financings rather than as sales. We believe that such a presentation is an important performance measure of our operations. If treated as financings, no gain on sale or subsequent contractual servicing and retained interest income is recognized. Instead, the earnings of the contracts in the trusts and the related financing costs are reflected over the life of the underlying pool of loans. We refer to these pro-forma results as "portfolio basis" statements of operations since the contracts would have remained in our on balance sheet contract portfolio if we accounted for the transaction as a financing. We monitor the periodic portfolio basis earnings of our serviced contract portfolio and believe these portfolio basis statements assist in a better understanding of our business.



     The following tables presents the portfolio basis statements of operations, both in dollars and as a percent of average serviced contracts and a reconciliation to net income (loss) as reflected in our consolidated statements of operations.


                         WFS FINANCIAL AND SUBSIDIARIES

                    PORTFOLIO BASIS STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                       FOR THE YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------
                                                 1999       1999(1)        1998       1998(1)
                                               --------    ----------    --------    ----------
                                                            (DOLLARS IN THOUSANDS)
Interest income..............................  $642,497          13.3%   $533,222          13.3%
Interest expense.............................   300,243           6.2%    261,044           6.5%
                                               --------    ----------    --------    ----------
Net interest income..........................   342,254           7.1%    272,178           6.8%

  Net chargeoffs(2)..........................   102,937           2.1%    137,192           3.4%
  Provision for growth(3)....................    19,190           0.4%     17,253           0.4%
                                               --------    ----------    --------    ----------
Provision for credit losses..................   122,127           2.5%    154,445           3.8%
                                               --------    ----------    --------    ----------

Net interest income after provision for
  credit losses..............................   220,127           4.6%    117,733           3.0%
Other income.................................    46,121           1.0%     36,969           0.9%
Operating expenses...........................   180,100           3.8%    170,733           4.2%
Restructuring charge.........................                              15,000           0.4%
                                               --------    ----------    --------    ----------
Income (loss) before income tax (benefit)....    86,148           1.8%    (31,031)         (0.7)%
Income tax (benefit)(4)......................    36,080           0.8%    (13,095)         (0.3)%
                                               --------    ----------    --------    ----------
Portfolio basis net income (loss)............  $ 50,068           1.0%   $(17,936)         (0.4)%
                                               ========    ==========    ========    ==========
Portfolio basis net income (loss) per common
  share -- diluted...........................  $   1.94                  $  (0.70)
                                               ========                  ========
Average serviced contracts...................              $4,839,514                $4,006,185
                                                           ==========                ==========


---------------
(1) Rates are calculated by annualizing income statement amounts and dividing by average serviced contracts.

(2) Represents actual chargeoffs incurred during the period.


(3) Represents additional allowance for credit losses set aside due to an increase in the serviced portfolio.


(4) Such tax effect is based upon our tax rate for the respective period.

                         WFS FINANCIAL AND SUBSIDIARIES

     RECONCILIATION OF GAAP BASIS NET INCOME TO PORTFOLIO BASIS NET INCOME
                                  (UNAUDITED)


                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999          1998
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
GAAP net income (loss)......................................  $ 49,375     $ (16,567)
Portfolio basis adjustments:
  Gain on sales of contracts................................   (54,977)      (25,438)
  Retained interest income..................................   (47,812)       (1,961)
  Contractual servicing income..............................   (46,847)      (37,180)
  Net interest income.......................................   242,878       207,200
  Provision for credit losses...............................   (85,549)     (139,299)
  Operating expenses........................................    (6,500)       (5,690)
                                                              --------     ---------
Total portfolio basis adjustments...........................     1,193        (2,368)
Net tax effect(1)...........................................       500          (999)
                                                              --------     ---------
Portfolio basis net income..................................  $ 50,068     $ (17,936)
                                                              ========     =========


---------------
(1) Such tax effect is based upon the Company's tax rate for the respective period.

FINANCIAL CONDITION

  Contracts Receivable and Contracts Held for Sale


     We held a portfolio of contracts on balance sheet for investment that totaled $71.8 million at December 31, 1999 and $70.8 million at December 31, 1998. The balance of contracts held for sale is largely dependent upon the timing of the origination and securitization of contracts. By utilizing additional liquidity sources from our parent entity, we were able to delay our securitization transactions in both the second quarter of 1999 and the third quarter of 1998 at times when the asset-backed securities market had been adversely affected by wider spreads and higher pricing. Our increase in contracts held for sale is a result of these decisions. We plan to continue to use the liquidity of our parent or our conduit facility and securitize contracts on an opportunistic basis.


  Amounts Due From Trusts


     The excess cash flow generated by contracts sold to each of the securitization trusts is deposited into collection and spread accounts by the trustee under the terms of the securitization transactions. In addition, at the time a securitization transaction closes, we advance additional monies to initially fund these spread accounts. We establish a liability associated with the use of the spread account funds which is reduced as such funds reach predetermined funding levels. We are released from these obligations after the spread account reaches a predetermined funding level. The amounts due from trusts represent amounts due to us that are still under obligation to be held in the spread accounts. The amounts due from trusts at December 31, 1999 were $439 million compared with $333 million at December 31, 1998. The increase is due to the timing of releases from the spread account and the amount of contracts sold.


  Retained Interest in Securitized Assets

     RISA is capitalized upon the sale of contracts to securitization trusts. RISA represents the present value of the estimated future earnings to be received by us from the excess spread created in securitization transactions. Excess spread is calculated by taking the difference between the coupon rate of the contracts sold less the interest rate paid to the investors less contractually specified servicing, guarantor fees, credit losses and prepayments.

     Prepayment and credit loss assumptions are also utilized to estimate future excess spread. We currently use a prepayment rate of 1.6% ABS. Credit losses are estimated using a cumulative loss rate estimated by management to reduce the likelihood of impairment to the value of the RISA. We determine the cumulative loss rate based upon our review of historical cumulative loss experience, collection and repossession data, estimates of the value of the underlying collateral, economic conditions and trends, the mix of prime and non-prime contracts and other information. Cumulative net credit loss assumptions utilized during 1999 and 1998 ranged from 6% to 7%. Future earnings are discounted at a rate management believes to be representative of the market at the time of securitization. Currently, we use a discount rate of 425 basis points over the two-year Treasury rate. All assumptions used are evaluated each quarter and adjusted, if appropriate, to reflect actual performance of the contracts.

     The balance of the RISA is amortized on a monthly basis over the expected repayment life of the underlying contracts. Actual cash flows in excess of the amortization of the RISA are shown in our income statement as retained interest income. RISA is classified in a manner similar to available for sale securities and as such is marked to market each quarter. Market value changes are calculated by discounting the excess spread using a current market discount rate. Any changes in the market value of the RISA is reported as a separate component of stockholders' equity on our consolidated statements of financial condition as accumulated other comprehensive income (loss), net of applicable taxes.

     The following table presents the activity of the RISA:


                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             ---------   ---------   --------
                                                                  (DOLLARS IN THOUSANDS)
Beginning balance..........................................  $ 171,230   $ 181,177   $121,597
Additions..................................................    111,767      91,914    112,230
Amortization...............................................   (111,752)   (103,610)   (53,421)
Change in unrealized loss on securities available for
  sale(1)..................................................     (3,968)      1,749        771
                                                             ---------   ---------   --------
Ending balance.............................................  $ 167,277   $ 171,230   $181,177
                                                             =========   =========   ========


---------------
(1) Change in unrealized loss on securities available for sale represents the effect that current changes in interest rates have on the valuation of the RISA. Such amount will not be realized unless the RISA is sold.

     The following table presents the estimated future undiscounted retained interest earnings to be received from securitizations. Estimated future undiscounted RISA earnings are calculated by taking the difference between the coupon rate of the contracts sold and the interest rate paid to the investors, less the contractually specified servicing fee and guarantor fees, after giving effect to estimated prepayments and assuming no losses. To arrive at the RISA, this amount is reduced by the off balance sheet allowance established for potential future losses and by discounting to present value.


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Estimated net undiscounted RISA earnings....................  $  410,066    $  361,209
Off balance sheet allowance for losses......................    (220,838)     (170,664)
Discount to present value...................................     (21,951)      (19,315)
                                                              ----------    ----------
Retained interest in securitized assets.....................  $  167,277    $  171,230
                                                              ==========    ==========
Outstanding balance of contracts sold through
  securitizations...........................................  $3,890,685    $3,491,452
Off balance sheet allowance for losses as a percent of
  contracts sold through securitizations....................        5.68%         4.89%


     We believe that the off balance sheet allowance for losses is currently adequate to absorb potential losses in the sold portfolio.

  Asset Quality

     We provide financing in a market where there is a risk of default by borrowers. Chargeoffs directly impact our earnings and cash flows. To minimize the amount of losses we incur, we monitor delinquent accounts, promptly repossess and remarket vehicles and seek to collect on deficiency balances.


     At December 31, 1999 the percentage of accounts delinquent 30 days or greater was 2.84% compared with 3.64% at December 31, 1998 and 2.20% at December 31, 1997. Delinquency is calculated by us based on the contractual due date. Net chargeoffs on average contracts outstanding for the year ended December 31, 1999 was 2.13% compared with 3.42% and 3.02% at December 31, 1998 and 1997. Historically, chargeoffs and delinquencies tend to be higher in the first and fourth quarters of the year.


     The improvement in credit loss experience and delinquency is the result of improved underwriting and servicing. Stricter underwriting guidelines, the successful implementation of our multiple credit scoring models, and a greater concentration of prime automobile contracts in our portfolio have all contributed to better asset quality. Collection and recovery efforts have also improved as the effects of the disruption created by the restructuring program completed in 1998 have dissipated.

     The following table reflects our delinquency on a total serviced contract basis.



                                                              DECEMBER 31,
                                ------------------------------------------------------------------------
                                         1999                     1998                     1997
                                ----------------------   ----------------------   ----------------------
                                NUMBER OF                NUMBER OF                NUMBER OF
                                CONTRACTS     AMOUNT     CONTRACTS     AMOUNT     CONTRACTS     AMOUNT
                                ---------   ----------   ---------   ----------   ---------   ----------
                                                         (DOLLARS IN THOUSANDS)
Contracts serviced(1).........   524,709    $5,354,385    464,257    $4,367,099    408,958    $3,680,817
                                 =======    ==========    =======    ==========    =======    ==========
Period of delinquency(2)
  31-59 days..................    12,868    $  107,416     13,885    $  112,208      6,605    $   54,450
  60-89 days..................     3,511        29,738      3,966        32,100      2,161        18,652
  90 days or more.............     1,711        14,872      1,768        14,441        918         7,762
                                 -------    ----------    -------    ----------    -------    ----------
Total contracts delinquent....    18,090    $  152,026     19,619    $  158,749      9,684    $   80,864
                                 =======    ==========    =======    ==========    =======    ==========
Delinquencies as a percentage
  of number and amount of
  contracts outstanding.......      3.45%         2.84%      4.23%         3.64%      2.37%         2.20%


---------------
(1) Includes delinquency information relating to contracts which are owned by us and contracts which have been sold and securitized but continue to be serviced by us.

(2) The period of delinquency is based on the number of days payments are contractually past due.


     The following table reflects repossessed assets on a total serviced contract basis.



                                                              DECEMBER 31,
                                ------------------------------------------------------------------------
                                         1999                     1998                     1997
                                ----------------------   ----------------------   ----------------------
                                NUMBER OF                NUMBER OF                NUMBER OF
                                CONTRACTS     AMOUNT     CONTRACTS     AMOUNT     CONTRACTS     AMOUNT
                                ---------   ----------   ---------   ----------   ---------   ----------
                                                         (DOLLARS IN THOUSANDS)
Contracts serviced(1).........   524,709    $5,354,385    464,257    $4,367,099    408,958    $3,680,817
                                 =======    ==========    =======    ==========    =======    ==========
Repossessed assets............       559    $    3,374      1,232    $    7,790      1,554    $    9,672
                                 =======    ==========    =======    ==========    =======    ==========
Repossessed assets as a
  percentage of number and
  amount of contracts
  outstanding.................      0.11%         0.06%      0.27%         0.18%      0.38%         0.26%


---------------
(1) Includes information relating to repossessed vehicles which are owned by us and repossessed vehicles which have been sold and securitized but continue to be serviced by us.

     The following table sets forth information with respect to actual loss experience of our portfolio of contracts serviced:


                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999          1998          1997
                                                         ----------    ----------    ----------
                                                                 (DOLLARS IN THOUSANDS)
Contracts serviced at end of period(1).................  $5,354,385    $4,367,099    $3,680,817
                                                         ==========    ==========    ==========
Average contracts serviced during period...............  $4,839,514    $4,006,185    $3,383,570
                                                         ==========    ==========    ==========
Gross chargeoffs of contracts during period............  $  150,518    $  173,422    $  136,773
Recoveries of contracts charged off in prior periods...      47,581        36,230        34,634
                                                         ----------    ----------    ----------
Net chargeoffs.........................................  $  102,937    $  137,192    $  102,139
                                                         ==========    ==========    ==========
Net chargeoffs as a percentage of contracts outstanding
  during period........................................        2.13%         3.42%         3.02%


---------------
(1) Includes contract loss information relating to contracts which are owned by us and contracts which have been sold and securitized but continue to be serviced by us.

     The following table sets forth the cumulative static pool losses by month for all outstanding securitized pools:

                     CUMULATIVE STATIC POOL LOSS CURVES(1)
                              AT DECEMBER 31, 1999



MONTH(2)                               1995-4   1995-5   1996-A   1996-B   1996-C   1996-D   1997-A   1997-B   1997-C   1997-D
--------                               ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
1....................................   0.00%    0.01%    0.00%    0.01%    0.00%    0.02%    0.00%    0.00%    0.00%    0.00%
2....................................   0.06%    0.09%    0.06%    0.09%    0.09%    0.10%    0.08%    0.06%    0.05%    0.05%
3....................................   0.16%    0.16%    0.17%    0.20%    0.22%    0.24%    0.20%    0.15%    0.12%    0.14%
4....................................   0.31%    0.32%    0.29%    0.35%    0.52%    0.44%    0.36%    0.33%    0.29%    0.31%
5....................................   0.52%    0.48%    0.48%    0.61%    0.74%    0.71%    0.62%    0.56%    0.46%    0.56%
6....................................   0.70%    0.62%    0.63%    0.88%    0.98%    0.93%    0.85%    0.77%    0.67%    0.75%
7....................................   0.86%    0.78%    0.81%    1.14%    1.27%    1.16%    1.12%    1.10%    0.93%    0.99%
8....................................   1.02%    0.98%    1.08%    1.42%    1.52%    1.43%    1.45%    1.40%    1.16%    1.24%
9....................................   1.13%    1.16%    1.35%    1.67%    1.77%    1.72%    1.70%    1.70%    1.37%    1.47%
10...................................   1.26%    1.32%    1.63%    1.91%    1.98%    2.03%    2.02%    2.00%    1.66%    1.75%
11...................................   1.41%    1.54%    1.87%    2.18%    2.21%    2.34%    2.32%    2.22%    1.94%    2.06%
12...................................   1.52%    2.01%    2.06%    2.38%    2.49%    2.62%    2.61%    2.43%    2.16%    2.35%
13...................................   1.66%    2.03%    2.28%    2.58%    2.73%    2.97%    2.92%    2.66%    2.40%    2.63%
14...................................   1.86%    2.25%    2.47%    2.79%    2.99%    3.27%    3.14%    2.91%    2.65%    2.86%
15...................................   2.07%    2.41%    2.63%    2.95%    3.21%    3.53%    3.30%    3.15%    2.90%    3.05%
16...................................   2.26%    2.59%    2.79%    3.14%    3.47%    3.79%    3.55%    3.47%    3.15%    3.19%
17...................................   2.47%    2.77%    2.97%    3.38%    3.70%    4.02%    3.77%    3.77%    3.36%    3.32%
18...................................   2.59%    2.88%    3.12%    3.55%    3.94%    4.19%    3.94%    3.97%    3.55%    3.42%
19...................................   2.72%    3.00%    3.31%    3.80%    4.18%    4.43%    4.21%    4.20%    3.70%    3.50%
20...................................   2.88%    3.12%    3.49%    3.98%    4.36%    4.65%    4.40%    4.39%    3.81%    3.60%
21...................................   2.95%    3.24%    3.63%    4.14%    4.53%    4.80%    4.59%    4.53%    3.91%    3.69%
22...................................   3.04%    3.39%    3.80%    4.31%    4.67%    5.07%    4.81%    4.67%    4.00%    3.81%
23...................................   3.13%    3.53%    3.95%    4.46%    4.84%    5.27%    5.00%    4.75%    4.11%    3.96%
24...................................   3.22%    3.64%    4.10%    4.58%    5.01%    5.47%    5.14%    4.81%    4.21%    4.10%
25...................................   3.30%    3.72%    4.22%    4.74%    5.17%    5.65%    5.24%    4.88%    4.30%    4.23%
26...................................   3.37%    3.83%    4.33%    4.87%    5.34%    5.80%    5.33%    4.94%    4.44%
27...................................   3.47%    3.95%    4.41%    4.98%    5.50%    5.91%    5.39%    5.04%    4.56%
28...................................   3.50%    4.08%    4.51%    5.11%    5.67%    5.98%    5.44%    5.11%    4.66%
29...................................   3.58%    4.16%    4.60%    5.21%    5.78%    6.06%    5.50%    5.21%
30...................................   3.65%    4.25%    4.70%    5.31%    5.89%    6.12%    5.56%    5.31%
31...................................   3.75%    4.31%    4.79%    5.42%    5.98%    6.17%    5.65%    5.40%
32...................................   3.80%    4.35%    4.85%    5.50%    6.02%    6.24%    5.71%
33...................................   3.83%    4.40%    4.91%    5.55%    6.06%    6.29%    5.79%
34...................................   3.87%    4.46%    4.99%    5.58%    6.11%    6.34%    5.85%
35...................................   3.91%    4.54%    5.03%    5.60%    6.14%    6.39%
36...................................   3.94%    4.58%    5.07%    5.62%    6.16%    6.44%
37...................................   3.96%    4.61%    5.11%    5.65%    6.17%    6.47%
38...................................   3.99%    4.64%    5.11%    5.68%    6.22%
39...................................   4.01%    4.66%    5.12%    5.70%    6.27%
40...................................   4.04%    4.69%    5.12%    5.71%    6.30%
41...................................   4.06%    4.69%    5.13%    5.74%
42...................................   4.07%    4.69%    5.13%    5.76%
43...................................   4.07%    4.68%    5.13%    5.77%
44...................................   4.07%    4.68%    5.13%
45...................................   4.06%    4.68%    5.14%
46...................................   4.05%    4.68%    5.14%
47...................................   4.05%    4.66%
48...................................   4.05%    4.68%
49...................................   4.03%    4.67%
50...................................   4.03%
51...................................   4.03%
52...................................   4.04%
Prime Mix(3).........................     65%      64%      59%      58%      55%      51%      54%      55%      53%      49%

MONTH(2)                               1998-A   1998-B   1998-C   1999-A   1999-B   1999-C
--------                               ------   ------   ------   ------   ------   ------
1....................................   0.00%    0.00%    0.00%    0.00%    0.00%    0.00%
2....................................   0.04%    0.02%    0.04%    0.04%    0.04%    0.02%
3....................................   0.11%    0.08%    0.11%    0.11%    0.11%    0.10%
4....................................   0.25%    0.18%    0.23%    0.20%    0.26%
5....................................   0.44%    0.38%    0.39%    0.33%    0.47%
6....................................   0.66%    0.59%    0.50%    0.46%    0.66%
7....................................   0.95%    0.83%    0.61%    0.62%
8....................................   1.23%    1.03%    0.75%    0.76%
9....................................   1.50%    1.21%    0.86%    0.92%
10...................................   1.79%    1.40%    1.00%    1.11%
11...................................   2.03%    1.53%    1.17%    1.30%
12...................................   2.21%    1.62%    1.32%
13...................................   2.39%    1.74%    1.48%
14...................................   2.49%    1.84%    1.66%
15...................................   2.60%    1.96%
16...................................   2.72%    2.10%
17...................................   2.85%    2.22%
18...................................   2.98%    2.40%
19...................................   3.11%    2.55%
20...................................   3.25%
21...................................   3.35%
22...................................   3.48%
23...................................
24...................................
25...................................
26...................................
27...................................
28...................................
29...................................
30...................................
31...................................
32...................................
33...................................
34...................................
35...................................
36...................................
37...................................
38...................................
39...................................
40...................................
41...................................
42...................................
43...................................
44...................................
45...................................
46...................................
47...................................
48...................................
49...................................
50...................................
51...................................
52...................................
Prime Mix(3).........................     57%      67%      70%      70%      70%      67%


---------------

(1) Cumulative static pool losses are equal to the cumulative amount of loss actually recognized up to and including a given month divided by the original principal balance of the securitization transaction.



(2) Represents the number of months since the inception of the securitization transaction.



(3) Represents the original percentage of prime contracts sold within each pool.

CAPITAL RESOURCES AND LIQUIDITY

     We require substantial capital resources and cash to support our business. Our ability to maintain positive cash flows from operations, which we believe is unusual among independent auto finance companies, is the result of our consistent, managed growth, favorable loss experience and efficient operation.

     In addition to our indirect statement of cash flow as presented under GAAP, we also analyze the key cash flows from our operations on a direct basis excluding certain items such as the purchase or sale of loans. The following table shows our operating cash flows:


                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from trust......................................  $159,564    $ 97,730    $108,717
Contractual servicing income...............................    46,847      37,180      30,803
Net interest margin-owned loans............................   114,092      81,798      67,021
Other fee income...........................................    46,121      36,969      37,106
Less:
Dealer participation.......................................    83,435      72,255      62,662
Operating costs............................................   173,600     165,042     167,418
                                                             --------    --------    --------
Operating cash flows.......................................  $109,589    $ 16,380    $ 13,567
                                                             ========    ========    ========



     Operating cash flows have improved dramatically for 1999 compared with 1998 as a result of the improving credit quality of our portfolio as well as improved operating efficiency and declining dealer participation rates.


PRINCIPAL SOURCES OF CASH

  Collections of Principal and Interest from Contracts


     Our primary source of funds is the collection of principal and interest from contracts originated. These monies are deposited into collection accounts established in connection with each securitization transaction, or into our accounts for contracts not in a securitization. Pursuant to reinvestment contracts entered into in connection with each securitization transaction, our parent entity, the Bank, and our subsidiary, WFS Financial Auto Loans 2, Inc., or WFAL2, receive access to the amounts deposited into each collection account and the amounts held in the spread accounts for each securitization transaction. The Bank and WFAL2 then make those funds available to us, in the case of the Bank pursuant to our reinvestment contract with the Bank and in the case of WFAL2 through its purchase of contracts from us. We are then permitted to use those amounts so received in our daily operations to fund the purchase of contracts or to cover the day to day costs of our operations. Principal and interest collections totaled $3.3 billion for the year ended December 31, 1999, $2.6 billion for the year ended December 31, 1998 and $2.1 billion for the year ended December 31, 1997.


  Contract Securitizations


     Since 1985, we have securitized over $14 billion of automobile receivables in 46 public offerings making us the fourth largest issuer of such securities in the nation. For the year ended December 31, 1999, we securitized $2.5 billion, as compared to $1.9 billion securitized for the year ended December 31, 1998 and $2.2 billion securitized for the year ended December 31, 1997. We expect to continue to use securitization transactions as part of our liquidity strategy when appropriate market conditions exist.


  Borrowings from Parent

     Our parent company is a federally insured savings institution. It has the ability to raise significant amounts of liquidity by attracting both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. The Bank may also raise funds by issuing commercial paper, obtaining advances from the Federal Home Loan Bank, selling securities under agreements to repurchase and other borrowings.

     We are able to utilize these liquidity sources through agreements entered into by us and our parent. These include the senior note, promissory note, line of credit and the WFS Reinvestment Contract. See "Business -- Transactions with Related Parties".

     These financing arrangements provide us with another source of liquidity beyond the secondary markets, thereby affording us a greater ability to choose the timing of a securitization.

  Conduit Financing


     On September 30, 1999, we securitized $500 million of contracts with notes through a conduit facility in a private placement through our wholly-owned subsidiary, WFS Funding, Inc. This structure was accounted for as a secured financing and provided us with another source of liquidity.


PRINCIPAL USES OF CASH

  Purchase of Automobile Contracts


     Our most significant use of cash is the purchase of automobile contracts. We acquire these contracts through our nationwide relationship of franchised and select independent automobile dealers. Payments for such contracts are sent to our dealers either via an electronic funds transfer or check. We purchased $3.3 billion of contracts during 1999 compared with $2.7 billion and $2.3 billion during 1998 and 1997.


  Payments of Principal and Interest on Securitized Borrowings


     Under the terms of our reinvestment contract and the conduit financing transactions, we are required to make quarterly payments of interest and principal to noteholders and certificateholders. Payment of principal and interest to noteholders and certificateholders was $2.3 billion during 1999 compared with $2.1 billion and $1.7 billion during 1998 and 1997.


  Dealer Participation


     Consistent with industry practice, we generally pay an up-front dealer participation to the originating dealer for each contract purchased. Participation paid by us to dealers during 1999 totaled $83.4 million compared with $76.7 million and $68.0 million in 1998 and 1997. Typically, the acquisition of prime quality contracts requires a higher amount of participation paid to the dealer due to the increased level of competition for such contracts. However, despite our increasing the relative percentage of prime contracts purchased during the past two years, our yield participation with the dealer has declined to 1.0% for the fourth quarter of 1999 compared with 1.3% during the first quarter of 1998. The improvement is the result of our efforts to standardize dealer programs throughout the nation and to target dealer relationships that provide the highest level of profitability.


  Advances to Spread Accounts


     At the time a securitization transaction closes, we are required to advance monies to initially fund spread accounts. Additionally, these spread accounts are required to increase beyond the initial spread account funding to predetermined levels. These spread accounts increase through receipt of excess cash flow until these predetermined levels are met. The amounts due from trust represent funds due to us that have not yet been disbursed from the spread accounts. The amounts due from trusts at December 31, 1999, including initial advances not yet returned, was $439 million compared with $333 million at December 31, 1998. See "Business -- Transactions with Related Parties -- WFS Reinvestment Contract".

  Operating Our Business

     Our largest operating expenditure is salaries and benefits paid to our associates. Other amounts include occupancy costs, costs associated with collection and repossession, telephone and data processing costs. We also use substantial amounts of cash in capital expenditures for automation and new technologies to remain competitive and to become more efficient. See "Business -- Our Business Strategy -- Leverage Technology to Improve Our Business".

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


     Fluctuation in interest rates and early prepayment of our contracts are the primary market risks facing our company. The credit and pricing committee is responsible for setting credit and pricing policies and for monitoring credit quality. See "Business -- Operations -- Underwriting and Purchasing of Contracts". Our Asset/Liability Committee is responsible for the management of interest rate and prepayment risks. Asset/ liability management is the process of measuring and controlling interest rate risk through matching the maturity and repricing characteristics of interest earning assets with those of interest bearing liabilities. The primary measurement tool for evaluating this risk is the use of interest rate shock analysis. It should be noted that shock analysis is objective but not entirely realistic in that it assumes an instantaneous and isolated set of events. This committee closely monitors interest rate and prepayment risks and recommends policies for managing such risks.


     The contracts originated and held by us are all fixed rate and accordingly we have exposure to changes in interest rates. Our prepayment experience on contracts has not been historically sensitive to changes in interest rates and we, therefore, believe that we are not exposed to significant prepayment risk relative to changes in interest rates.

     To protect against changes in interest rates, we hedge contracts purchased with two-year Treasury securities forward agreements until they are securitized. Generally, we enter into forward agreements in amounts that correspond to the principal amount of the contracts originated. The market value of these forward agreements is designed to respond inversely to the market value changes of the underlying contracts. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. We enter into these forward agreements either with highly rated counterparties or the Bank, which further reduces our risk by avoiding any material concentration with a single counterparty. Credit exposure is limited to those agreements with a positive fair value and only to the extent of that fair value. We currently hedge substantially all of our contracts pending securitization. See "Consolidated Financial Statements -- Note 15 -- Financial Instrument Agreements".

     We then sell contracts to securitization trusts that in turn sell asset-backed securities to investors. By securitizing our contracts, we are able to lock in the gross interest rate spread between the yield on such contracts and the interest rate on the asset-backed securities. Gains and losses relative to these forward agreements are deferred and recognized in full at the time of securitization as an adjustment to the gain or loss on the sale of the contracts.

     The Asset/Liability Committee monitors our hedging activities to ensure that the value of hedges, their correlation to the contracts being hedged and the amounts being hedged continue to provide effective protection against interest rate risk. The amount and timing of hedging transactions are determined by our senior management based upon the monitoring activities of the Asset/Liability Committee. As a result of this approach to interest rate management, combined with our hedging strategies, we do not anticipate that changes in interest rate will materially affect our results of operations or liquidity, although we can provide no assurance in this regard.

     The following table provides information about our derivative financial instruments and other financial instruments used that are sensitive to changes in interest rates. For loans and liabilities with contractual maturities, the table presents principal cash flows and related weighted average interest rates by contractual maturities as well as our historical experience of the impact of interest rate fluctuations on the prepayment of contracts.


                                                                                                                         FAIR
                                      2000        2001       2002       2003       2004     THEREAFTER     TOTAL        VALUE
                                   ----------   --------   --------   --------   --------   ----------   ----------   ----------
                                                                      (DOLLARS IN THOUSANDS)
RATE SENSITIVE ASSETS:
Fixed interest rate contracts....  $  403,542   $360,940   $296,041   $242,214   $161,385    $31,595     $1,495,717   $1,617,108
    Average interest rate........       14.87%     14.90%     14.95%     15.00%     14.61%     13.04%         14.85%
RATE SENSITIVE LIABILITIES:
  Fixed interest rate
    borrowings:..................  $   25,000   $ 86,408   $ 67,500                                      $  178,908   $  165,190
    Average interest rate........        7.25%      8.95%      9.42%                                           8.89%
  Variable interest rate
    borrowings...................  $1,012,293                                                            $1,012,293   $1,012,293
    Average interest rate........        6.39%                                                                 6.35%
RATE SENSITIVE DERIVATIVE
  FINANCIAL INSTRUMENTS:
  Forward agreements in net
    receivable position..........                                                                                     $   10,872


YEAR 2000

     The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs may not properly recognize a year that begins with "20" instead of the familiar "19". This problem is pervasive and complex. If not corrected, the potential impact is that date sensitive calculations would be based on erroneous data or could cause a system failure. This affects all forms of financial accounting, including interest computations, due dates, pensions, personnel benefits, investments, and legal commitments. It can also affect record keeping, such as inventory, maintenance, and file retention. Reliable information is necessary for financial institutions to conduct business.

     In July 1997, we initiated a five-phase program to address Year 2000 related issues. These phases were awareness, assessment, remediation, validation and implementation.

     The board of directors provides oversight and direction through the Year 2000 Committee. The Year 2000 Committee is responsible for assessing all risks, evaluating current systems, coordinating system upgrades and replacements, and building facility management and reporting Year 2000 status. The Year 2000 Committee reports monthly to executive management and quarterly to the board of directors on their Year 2000 efforts.


     We have completed all five phases of our Year 2000 program. Although we have not experienced any Year 2000 problems to date, we continue to monitor our operations for Year 2000 effects.



     We have incurred direct costs of $0.4 million in 1998 and $0.9 million in 1999. The costs incurred include conducting individual and integrated systems testing, developing contingency plans, and monitoring the Year 2000 compliance preparations of our key service providers. The estimated costs include the cost of consultants to supplement our staff and management assigned to the project. Any potential additional costs to implement contingency plans that address possible Year 2000 failures of third-party systems or our systems are not included in the estimate. These estimated Year 2000 costs for 1999 have been incorporated into our 1999 operating expense budget. The costs incurred in 1999 did not have a material effect on our net income for 1999.


     Year 2000 planning, assessment, renovation, validation, and implementation are iterative processes. All statements made in this document are based on our reasonable belief, knowledge and investigation. We believe that we are taking reasonable steps to address the Year 2000 issues within our control. However, we make no representation that all of our systems or those of our service providers will be Year 2000-compliant or that Year 2000 issues will not adversely affect the company.

     This document may contain forward-looking statements regarding the expectations, intentions, and estimations of, among other things, the cost of remediations, the timing of projects, the testing of systems and plans for projections of future events. These forward-looking statements involve risks or uncertainties and actual results may differ from anticipated results. These risks and uncertainties may involve, among other things, unanticipated problems in computer systems and applications and unexpected events or delays.

EFFECT OF INFLATION AND CHANGING PRICES

     Unlike many industrial companies, substantially all of the assets and liabilities of our company are monetary in nature. As a result, interest rates have a more significant effect on our performance than the general level of inflation. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Quantitative and Qualitative Disclosure about Market Risk".

CURRENT ACCOUNTING PRONOUNCEMENTS

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". This statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". These statements provide guidance for the way public enterprises report information about derivatives and hedging in annual financial statements and in interim financial reports. The derivatives and hedging disclosure is required for financial statements of all fiscal quarters of all fiscal years beginning after June 15, 2000. These statements will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We are in the process of evaluating the effect that SFAS 137, if any, will have on our earnings and financial position.

                           FORWARD-LOOKING STATEMENTS

     Included in our Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this prospectus are several "forward-looking statements." Forward-looking statements are those which use words such as "believe", "expect", "anticipate", "intend", "plan", "may", "will", "should", "estimate", "continue" or other comparable expressions. These words indicate future events and trends. Forward-looking statements are our current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by us. The most significant risks and uncertainties we face are:

     - the level of chargeoffs, as an increase in the level of chargeoffs will decrease our earnings;

     - the ability to originate new contracts in a sufficient amount to reach our needs, as a decrease in the amount of contracts we originate will decrease our earnings;

     - a decrease in the difference between the average interest rate we receive on the contracts we originate and the rate of interest we must pay to fund our cost of originating those contracts; as a decrease will reduce our earnings;

     - the continued availability of sources of funding for our operations, as a reduction in the availability of funding will reduce our ability to originate contracts;

     - the level of operating costs; as an increase in those costs will reduce our net earnings;

     - a change in general economic conditions; and

     - the Year 2000 issues; as a disruption of our collection efforts as a result of Year 2000 problems or an increase in our costs to correct Year 2000 issues will reduce earnings.

     There are other risks and uncertainties we face, including the effect of changes in general economic conditions and the effect of new laws, regulations and court decisions and those described under the caption "Risk Factors." You are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    BUSINESS

GENERAL


     With 27 years of experience in the auto finance industry, we are one of the nation's largest independent automobile finance companies. We purchase automobile contracts from over 8,000 franchised and select independent automobile dealers. We originate and service prime and non-prime credit quality contracts in 43 states through 45 offices. Approximately 70% of our originations are prime credit quality contracts. At December 31, 1999, our portfolio of outstanding contracts totaled $5.4 billion.


     We originate contracts through our nationwide network of business development representatives who offer dealers our full range of financing products. These representatives seek to develop and maintain close professional relationships with automobile dealers. By financing both prime and non-prime borrowers, we provide dealers with a single contact to whom they can sell most of their automobile contracts. We emphasize highly personalized service, consistent business practices, prompt credit decisions and immediate funding of contracts in order to earn and maintain a dealer's business. Our experience and longevity in the business combined with our local, dealer based marketing approach have enabled us to enjoy compounded annual origination growth rates of over 26% during the past five years.

     We underwrite the purchase of contracts through a regional credit approval process that is supported and controlled by an automated front-end system. The front-end system includes proprietary credit scoring models and tools which enhance our credit analysts' ability to tailor each loan's pricing and structure to maximize risk-adjusted returns.


     We fund our contract purchases by a combination of sources including positive cash flows from operations, a $1.3 billion line of credit with our parent company, Western Financial Bank, a conduit facility and regular securitizations. Since 1985, we have securitized over $14 billion of automobile receivables in 46 public offerings making us the fourth largest issuer of such securities in the nation. We anticipate that we will continue to securitize contracts in transactions recorded as either secured financings or as sales.


     The following table presents a summary of our production volumes.


                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999          1998          1997
                                                         ----------    ----------    ----------
                                                                 (DOLLARS IN THOUSANDS)
New vehicles...........................................  $  796,339    $  547,898    $  417,075
Used vehicles..........................................   2,543,807     2,122,798     1,868,204
                                                         ----------    ----------    ----------
          Total volume.................................  $3,340,146    $2,670,696    $2,285,279
                                                         ==========    ==========    ==========
Prime..................................................  $2,313,573    $1,808,013    $1,245,027
Non-prime..............................................   1,026,573       862,683     1,040,252
                                                         ----------    ----------    ----------
          Total volume.................................  $3,340,146    $2,670,696    $2,285,279
                                                         ==========    ==========    ==========


THE HISTORY OF WFS

     Westcorp, the ultimate parent of WFS, was formed in 1973 as the holding company for Western Thrift and Loan Association, a California licensed thrift and loan association founded in 1972. Western Thrift was involved in auto finance activities from its incorporation until its merger with Western Financial Bank in 1982, at which time the auto finance activities of Western Thrift were continued by the Bank. In 1988, Westcorp Financial Services, Inc. was incorporated as a wholly-owned consumer finance subsidiary of the Bank to provide auto finance services to a market not serviced by the Bank's auto finance division.

     In 1995, the Bank transferred its auto finance division to Westcorp Financial Services and changed the name of Westcorp Financial Services to WFS Financial Inc. In connection with that restructuring, the Bank transferred to WFS all assets relating to its auto finance division including the contracts held on

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

balance sheet and all interests of the Bank in the excess spread payable from outstanding securitization transactions. The Bank also transferred all of the outstanding stock of WFS Financial Auto Loans, Inc., or WFAL as we refer to it, and WFS Financial Auto Loans 2, Inc., or WFAL2 as we refer to it, the securitization entities of the Bank, thereby making these companies subsidiaries of WFS. In August 1995, WFS sold approximately 20% of its shares in a public offering. Currently, the Bank owns 87% of WFS' stock. The Bank intends to retain control of at least 80% of the outstanding shares of WFS' common stock to ensure that it may consolidate WFS for federal tax purposes.

MARKET AND COMPETITION

     Our dealer servicing and underwriting capabilities enable us to compete effectively in the auto finance market. Our ability to compete successfully depends largely upon our strong personal relationships with dealers and their willingness to offer to us those contracts that meet our underwriting criteria. Our relationship is fostered by the promptness with which we can process and fund contracts as well as the flexibility and scope of the programs we offer. We purchase the full spectrum of prime and non-prime contracts secured by both new and used vehicles.

     The competition for contracts available within the prime and non-prime credit quality contract spectrum is more intense when the rate of sales of autos declines. Although we have experienced consistent growth for many years, we can give no assurance that we will be able to continue to do so. Although auto leasing has increased significantly in recent years, we have no present intention of offering leases. We believe that many of such leases are for relatively short terms of two or three years; therefore, the number of used auto contracts available will continue to increase as these leases terminate. We believe that this will continue to provide us opportunities to purchase contracts secured by used autos in the quantity and the quality we seek.


     We believe that the automobile finance industry is the second largest consumer finance industry in the United States with approximately $635 billion of loan and lease originations during 1999. The industry is generally segmented according to the type of car sold, new versus used, and the credit characteristics of the borrower, prime, non-prime or sub-prime. Based upon industry data we believe that during 1999, prime, non-prime and sub-prime loan originations in the United States were $341 billion, $105 billion and $86 billion respectively. Competition in the field of automobile finance is intense. The United States captive auto finance companies, General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corporation account for up to 30% of the auto finance market. We believe that the balance of the market is highly fragmented and that no other market participant has greater than a 1% market share. Other market participants include the captive auto finance companies of other manufacturers, banks, credit unions, independent auto finance companies and other financial institutions.


     Several of these competitors have greater financial resources than us and may have a significantly lower cost of funds. Many of these competitors also have longstanding relationships with automobile dealers and may offer dealers or their customers other forms of financing or services not provided by us. The finance company that provides floor planning for the dealer's inventory is also ordinarily one of the dealer's primary sources of financings for auto sales. We do not currently provide financing on dealers' inventories. We must also compete with dealer interest rate subsidy programs offered by the captive auto finance companies. However, frequently those programs are limited to certain models or to certain loan terms which may not be attractive to many new auto purchasers. Also, these programs are rarely offered on used vehicles.

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

OUR BUSINESS STRATEGY

     Our business objective is to maximize long term profitability by efficiently purchasing and servicing prime and non-prime credit quality contracts that generate strong and consistent risk-adjusted returns. We believe we will be able to achieve this objective by employing our business strategies:

     - produce measured growth in contract originations;

     - leverage technology to improve our business; and

     - effectively price contracts relative to risk.

  Produce Measured Growth in Contract Originations

     Over the past five years, we have experienced a compounded annual growth rate in contract originations in excess of 26%.

                            ANNUAL GROWTH RATE CHART


     We provide a high degree of personalized service to our dealership base by marketing, underwriting and purchasing contracts on a local level. Our focus is to provide each dealer superior service by providing a single source of contact to meet the dealer's prime and non-prime financing needs. We believe that the level of our service surpasses that of our competitors because our business development representatives are available any time a dealer is open to permit us to make prompt credit decisions, negotiate credit decisions within available programs by providing structural alternatives and fund promptly.



     Growth of originations primarily will be through increased dealer penetration. We intend to increase contract purchases from our current dealer base and as well as develop new dealer relationships. Prior to 1995, we originated contracts in seven, primarily western, states. Subsequently, we increased our penetration to 36 additional states. Although our presence is well established throughout the country, we believe that we still have greater opportunities to build market share especially in those states which we entered since 1994. In addition to increased geographic penetration, we have improved our dealer education and delivery systems to improve the efficiency of our relationships by increasing the ratio of contracts purchased to the amount of applications received from a dealer. We are also seeking to increase contract purchases through new dealer programs targeting high volume, multiple location dealers. These programs focus on creating relationships with dealers to achieve higher contract originations and improved efficiencies. Additionally, we continue to explore other distribution channels including the Internet and are piloting different dealer-centric approaches with partners in order to determine the most effective Internet strategy.


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

  Leverage Technology to Improve Our Business

     We are focused on leveraging technology to improve all aspects of our business. Over the past three years, we have implemented technology and streamlined operations to improve credit quality, enhance and manage growth and improve operating efficiency. We plan to realize additional benefits with ongoing investments in the future.

     Key technological initiatives implemented to date include our:

     - new automated front end originating system which calculates borrower ratios, maintains lending parameters and approval limits, accepts electronic applications and directs applications to the appropriate credit analyst and which has reduced the cost of receiving, underwriting and funding contracts;

     - custom designed proprietary scoring models that rank order the risk of loss occurring on a particular contract;

     - new collection system platform utilizing new hardware and software to improve our ability to queue according to the level of risk, monitor collector performance and track delinquent accounts;

     - centralized and upgraded borrower services department which includes remittance processing, interactive voice response technology and direct debit services; and

     - centralized imaging system that provides for the electronic retention and retrieval of account records.

     We are currently developing behavioral scoring models to enhance both the efficiency and effectiveness of our collection processes. We are also developing a second generation data warehouse to enhance our ability to maximize our profitability by dealer, and we are developing an on-line, internet-based credit application to further enhance our growth.

  Effectively Price Contracts Relative to Risk

     Quality underwriting and servicing are essential to effectively assess and price for risk and to maximize risk-adjusted returns. We rely on a combination of credit scoring models, system controlled underwriting policies and the judgment of our trained credit analysts to make risk based credit decisions. We use credit scoring to differentiate applicants and to rank order credit risk in terms of expected default probability. Based upon this statistical assessment of credit risk, the underwriter is able to appropriately tailor contract pricing and structure.

     To achieve the return anticipated at origination, we have developed a disciplined servicing process for the early identification and cure of delinquent contracts and for loss mitigation. In addition, we provide credit and profitability incentives to our employees to make decisions consistent with our underwriting policies by offering bonuses based both on individual and office-wide performance.

OPERATIONS

  Locations

     We currently originate contracts in 43 states through 45 offices. These offices are organized in three geographic divisions: Western, Northwestern and Eastern. Each office manager is accountable for the performance of contracts originated in that office throughout the life of the contracts, including acquisition, underwriting, funding and collection. We have two regional production and servicing centers with functions including data entry and verification, records management, remittance processing, customer service call centers and auto-dialers located in Texas and California. We maintain three regional bankruptcy and remarketing centers and we have a centralized asset recovery center located in California. Our corporate offices are located in Irvine, California.

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

  Business Development

     Our marketing research staff locate geographic areas which exhibit demographic characteristics that we believe will provide us the level of originations necessary to provide us the maximum return given the costs associated with establishing an office. These characteristics include population size, number of dealers, the regulatory environment and competition. Within the geographic area, we locate our offices in sections of high dealer concentration to facilitate personal service in the local markets, including consistent buying practices, quick credit decisions, operations open seven days a week, competitive rates, a dedicated customer service staff and prompt funding. This personal service is provided by a team of experienced business development representatives with an established reputation for responsiveness and integrity that call on dealers in a consistent and professional manner. We believe that our local presence and service provide the opportunity to build strong and lasting relationships with dealers.

     The business development representative's responsibilities include improving our relationship with existing dealers and, enrolling and educating new dealers to increase the number of contracts originated. The business development representative targets selected dealers within their territory based upon volume, potential for business, financing needs of the dealer, and competitors that are doing business with such dealer. If we decide to do business with a new dealer, we perform a review process. This process includes verifying that the dealer holds a current business license and determining the length of time the dealer has been in business. Additionally, we may review current financial statements, inventory on hand and floor planning or other financing arrangements that the dealer maintains.

     We will then enter into a non-exclusive dealership agreement with the dealer. This agreement contains certain representations regarding the contracts the dealer will sell to us. Due to the non-exclusive nature of our relationship with dealers, they retain discretion to determine whether to sell contracts to us or some other financial institution. The business development representative is responsible for educating the finance managers about the types of contracts that meet our underwriting standards. This education process ensures that we minimize the number of applications we receive that are outside of our underwriting guidelines, thereby increasing our efficiency and lowering our overall cost to originate contracts.


     After this relationship is established, the business development representative continues to actively monitor the relationship with the objective of maximizing the overall profitability of each dealer relationship within his or her territory. This includes ensuring that a significant number of applications received from a particular dealer are actually funded by us, ensuring that the type of contract received meets our underwriting standards, monitoring the risk-based pricing of contracts acquired and reviewing the actual performance of the contracts purchased. To the extent that a dealer does not meet minimum conversion ratio or lending volume standards, the dealer may be precluded from sending us applications in the future. During the past twelve months, our dealer base has declined from 11,323 to 8,722, primarily as a result of our eliminating dealers that did not meet our standards. Business development managers, within each regional business center, provide direct management oversight to each business development representative. In addition, the director of sales and marketing provides oversight management to ensure that all business development managers and representatives are following overall corporate guidelines.


  Underwriting and Purchasing of Contracts


     The underwriting process begins when an application is faxed to our centralized data entry center. Our data entry group enters the applicant information into our front-end underwriting computer system. Once the application has been entered, the computer system automatically obtains credit bureau information on the applicant which is then routed through one of our multiple proprietary credit scorecards.


     We use credit scoring to differentiate credit applicants and to rank order credit risk in terms of expected default probabilities, which enables us to tailor contract pricing and structure according to this statistical assessment of credit risk. For example, a consumer with a lower score would indicate a higher probability of default; therefore, we would structure and price the transaction to compensate for this higher default risk. Multiple scorecards are used to accommodate the full spectrum of contracts we purchase. In

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

addition to a credit score, the system will highlight certain aspects of the credit application which have historically impacted the credit worthiness of the borrowers.


     Credit analysts are responsible for properly structuring and pricing deals to meet our risked-based criteria. Credit analysts review the information, structure and price of an application and make a determination whether to approve, decline or make a counteroffer to the dealer. Each credit analyst's lending levels and approval authorities are established based on the individual's credit experience and portfolio performance, credit manager audit results and quality control review results. Higher levels of approvals are required for higher credit risk and are controlled by system driven parameters and limits. System driven controls include limits on interest rates, contract term, contract advances, payment to income ratios, debt to income ratios, collateral values and low side overrides.


     Once adequate approval has been received, the computer system automatically sends a fax back to the dealer with our credit decision, specifying approval, denial or conditional approval based upon modification to the structure such as increase in downpayment, reduction of term, or the addition of a co-signer. As part of the approval process, the system or the credit analyst may require that some of the information be verified, such as income, employment, residence or credit history of the applicant. The system increases efficiency by automatically denying approval in certain circumstances without additional underwriting being performed. These automated notices are controlled by parameters set by us consistent with our credit policy.

     If the dealer accepts the terms of the approval, the dealer is required to deliver the necessary documentation for each contract to the appropriate office. The operations group audits such documents for completeness and consistency with the application, providing final approval and funding of the contract. A direct deposit is made or a check is prepared and is promptly sent to the dealer for payment. The dealer's proceeds include an up-front dealer participation paid to the dealer for consideration of the acquisition of the contract. The completed contract file is then forwarded to the appropriate records center for imaging.

     Under the direction of the Credit Pricing Committee, the Chief Credit Officer oversees credit risk management, sets underwriting policy, monitors contract pricing and tracks compliance to underwriting policies and re-underwrites select contracts. If re-underwriting statistics are unacceptable, all monthly and quarterly incentives are forfeited by the office that originated the contracts. Our internal quality control group reviews contracts, on a statistical sampling basis, to ensure adherence to established lending guidelines and proper documentation requirements. Credit managers, within each regional business center, provide direct management oversight to each credit analyst. In addition, the Chief Credit Officer provides oversight management to ensure that all credit managers analysts are following overall corporate guidelines.

  Servicing of Contracts


     We service all of the contracts we purchase, both those held by us and those sold in securitization transactions. The servicing process includes the routine collection and processing of payments, responding to borrower inquiries, maintaining the security interest in the vehicle, maintaining physical damage insurance coverage and repossessing and selling collateral when necessary. During the fourth quarter of 1999 we implemented a new collection system to further improve our collection processes and reduce operating expenses.


     We use monthly billing statements to serve as a reminder to borrowers as well as an early warning mechanism in the event a borrower has failed to notify us of an address change. Approximately 15 days before a borrower's payment is due, we mail the borrower a billing statement directing the borrower to mail payments to our lockbox address. Payments received in the mail or through our offices are processed by our remittance processing center using state of the art lockbox equipment. To expedite the collection process, we accept payments from borrowers through automated payment programs including PC banking, direct debits and third party payment processing services. Our customer service center uses interactive voice response technology to answer routine account questions and route calls to the appropriate service counselor.

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


     Our fully integrated servicing and collections system automatically forwards accounts based on estimated likelihood of default and delinquency status to our automated dialers or to our collection centers throughout the country. Borrowers who are past due initially receive a call from a collector queued by our automated telephone dialing system. If the system is unable to reach a borrower within a specified number of days or if the account is beyond 21 days delinquent, the account is forwarded to a collection specialist within the office that originated the contract. This process balances the efficiency of centralized collection efforts with the effectiveness of decentralized personal collection efforts. Our systems also track delinquencies and chargeoffs, monitor the performance of our collection associates and forecast potential future delinquency. To assist in the collections process, we can access original documents through our imaging system which stores all the documents related to each contract. We limit deferments to a maximum of three deferments over the life of the contract and rarely rewrite contracts.



     If satisfactory payment arrangements are not made, the automobile is generally repossessed within 60 to 90 days of the date of delinquency, subject to compliance with applicable law. We use independent contractors to perform repossessions. The automobile remains in our custody generally for 15 days, or longer if required by local law, to provide the obligor the opportunity to redeem the contract. If after the redemption period the delinquency is not cured, we write down the vehicle to fair value and reclassify the contract as a repossessed asset. After the redemption period expires, we prepare the automobile for sale. We sell substantially all repossessed automobiles through wholesale auto auctions, subject to applicable law. We do not provide the financing on repossessions sold. We use regional remarketing departments to sell our repossessed vehicles. Once the vehicle is sold, any remaining deficiency balances are then charged off. At December 31, 1999, the total amount of repossessed autos managed by us was $3.4 million or 0.06% of the total serviced contracts compared with $7.8 million or 0.18% of total serviced contracts at December 31, 1998 and $9.7 million or 0.26% of total serviced contracts at December 31, 1997.


     It is our policy to charge off an account when it becomes contractually delinquent by 120 days, even if we have not yet repossessed the vehicle. At the time that the contract is charged off, all accrued interest is also reversed. After chargeoff, we collect deficiency balances through our centralized asset recovery center. These efforts include contacting the borrower directly, seeking a deficiency judgment through a small claims court, or instituting a formal judicial action where necessary. In some cases, particularly where recovery is believed to be less likely, the account may be assigned to a collection agency for final resolution. We also monitor payment plans on those obligors who have filed for bankruptcy.

TRANSACTIONS WITH RELATED PARTIES

  Relationship with the Bank and its Controlling Parties


     In our opinion, the transactions described herein under the caption "Transactions with Related Parties" have been on terms no less favorable to us than could be obtained from unaffiliated parties, notwithstanding that the transactions were not negotiated at arm's length. However, the transactions were approved by our entire board of directors and the boards of directors of the Bank and Westcorp, including their respective independent directors. Furthermore, any future transactions with the Bank or affiliated persons will continue to be approved by a majority of disinterested directors of the Company. See "Supervision and Regulation".


  Advances From Parent

     We have three separate borrowing arrangements with our parent, Western Financial Bank. The senior note and the promissory note are longer term, unsecured debt, while the line of credit is designed to provide short-term financing for the purchases of contracts.


     The principal amount outstanding under the senior note payable to the Bank is $43.9 million at December 31, 1999. The original principal amount under the senior note payable was $125 million. The senior note provides for principal payments of $25.0 million per year, commencing on April 30, 1999 and continuing through its final maturity, April 30, 2003. During 1999, we made paydowns of $66.1 million without prepayment penalties. Interest payments on the senior note are due quarterly, in arrears, calculated at the rate of 7.25% per annum. Interest expense totaled $5.4 million for the year ended December 31,

1999, $9.0 million for the year ended December 31, 1998 and $9.1 million for the year ended December 31, 1997.


     We have $135 million outstanding under the terms of the promissory note from the Bank. The promissory note provides for principal payments of $67.5 million per year, commencing July 31, 2001 and continuing through its final maturity, July 31, 2002. Interest payments on the senior note are due quarterly, in arrears, calculated at the rate of 9.42% per annum. Interest expense totaled $9.3 million for the year ended December 31, 1999 and $4.7 million and $2.0 million for the years ended December 31, 1998 and 1997, respectively.


     Pursuant to the terms of the senior note and promissory note, we have agreed that until the senior note and promissory note are paid in full, we will not incur any other indebtedness which is senior to the obligations evidenced by the senior note and promissory note except for indebtedness collateralized or secured under the line of credit described below and indebtedness for similar types of warehouse lines of credit.


     The line of credit extended by the Bank permits us to draw up to $1.3 billion. We do not pay a commitment fee for the line of credit. The line of credit terminates on December 31, 2004 although we may extend the line of credit for additional periods up to 60 months. When secured, the line of credit carries an interest rate equal to one-month LIBOR plus 62.5 basis points. When unsecured, the line of credit carries an interest rate equal to one-month LIBOR plus 112.5 basis points. Interest on the amount outstanding under the line of credit is paid monthly, in arrears, and is calculated on the daily average amount outstanding that month. At December 31, 1999, $551 million was outstanding on the line of credit. Interest expense was $17.2 million for the year ended December 31, 1999, $16.8 million for the year ended December 31, 1998 and $6.1 million for the ended December 31, 1997.


  Short Term Investments -- Parent


     We invest our cash at the Bank under an investment agreement. The Bank pays us an interest rate equal to the Federal composite commercial paper rate on this cash. At December 31, 1999 and December 31, 1998, we held no excess cash with the Bank under the investment agreement. Interest earned totaled $0.1 million for the year ended December 31, 1999, $0.5 million for the year ended December 31, 1998 and $1.7 million for the year ended December 31, 1997.


  WFS Reinvestment Contract


     Through a series of agreements which we, the Bank, WFAL2 and other parties have entered into, we have access to the cash flows of each of the outstanding securitization transactions, including the cash held in each spread account. We are permitted to use that cash as we determine, including in the ordinary business activities of originating contracts.



     In each securitization transaction, the securitization agreements require, provided certain conditions are met, that all cash flows of the relevant trust and the associated spread accounts be invested in eligible investments. The Bank and WFAL2 have entered into a reinvestment contract in connection with each securitization transaction, which is deemed to be an eligible investment under the relevant securitization agreements.



     A limited portion of the invested funds may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion available to us through the terms of our reinvestment contract. Under our reinvestment contract with the Bank, we receive access to all of the cash available to the Bank under each trust reinvestment contract. We are obligated to repay to the Bank an amount equal to the cash we used, when needed by the Bank, to meet its obligations under the individual trust reinvestment contracts. With the portion of the cash available to it under the individual trust reinvestment contracts, WFAL2 purchases contracts from us through the terms of sale and servicing agreements.


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

  Tax Sharing Agreement

     We and our subsidiaries, WFAL, WFAL2 and WFS Investments, Inc., are parties to a tax sharing agreement with Westcorp, the Bank and other subsidiaries of Westcorp, pursuant to which a consolidated federal tax return is filed for all of the parties to the agreement. Under the agreement, the tax due by the group is allocated to each member based upon the relative percentage of each member's taxable income to that of all members. Each member pays Westcorp its estimated share of that tax liability when otherwise due, but in no event may the amount paid exceed the amount of tax which would have been due if a member were to file a separate return. A similar process is used with respect to state income taxes, for those states, which permit the filing of a consolidated or combined return. Tax liabilities to states which require the filing of separate tax returns for each company are paid by each company. The term of the tax sharing agreement commenced on the first day of the consolidated return year beginning January 1, 1994 and continues in effect until the parties to the tax sharing agreement agree in writing to terminate it. See "Consolidated Financial Statements -- Note 13 -- Income Taxes".

  Management Agreements


     We have entered into certain management agreements with the Bank and Westcorp pursuant to which we pay our allocated portion of certain costs and expenses incurred by the Bank and Westcorp for services or facilities of the Bank and Westcorp used by us or our subsidiaries, including our principal office facilities, certain field offices and overhead and employee benefits pertaining to Bank and Westcorp employees who also provide services to us or our subsidiaries. Additionally, as part of these management agreements, the Bank and Westcorp have agreed to reimburse us for similar costs incurred. The management agreements may be terminated by any party upon five days prior written notice without cause, or immediately in the event of the other party's breach of any covenant, obligation, or duty contained in the applicable management agreement or for violation of law, ordinance, statue, rule or regulation governing either party to the applicable management agreement.



     We have entered into an agreement with Westran Services Corp, which is a subsidiary of Westcorp, to receive travel related services. We believe that the services rendered by Westran are reasonable and representative of what such costs would have been had we used an unaffiliated entity for such services. Total amounts paid to Westran in 1999 were $0.1 million, in 1998 were $0.2 million and in 1997 were $0.1 million.



     We lease office space for one of our offices from an affiliate of Mr. Rady, who is our Chairman of the Board of Directors as well as the Chairman of the Boards of Directors of the Bank and Westcorp. The basic annual rent is adjusted annually and includes a portion of direct operating expenses. The lease expires in 2001. We paid $0.2 million in rent to affiliates in 1999.


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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following is a brief account of the business experience of our directors:


     ERNEST S. RADY has been our Chairman of the Board of Directors since 1995. He has also served as Chairman of the Board of Directors and Chief Executive Officer of Westcorp since 1982. He has been Chairman of the Board of Directors of Western Financial Bank, our parent entity, since 1992; a director since 1982; and President and Chief Executive Officer from June, 1994 to January, 1996, and again, from March 23, 1998 to March 23, 1999. He also served as chairman of the board of directors of Western Thrift and Loan Association, a predecessor of the Bank, from 1972 until 1983. Mr. Rady is a principal shareholder, manager and consultant to a group of companies engaged in real estate management and development, property and casualty insurance, oil and gas exploration and development and beverage distribution.


     JOY SCHAEFER is our Chief Executive Officer and Vice Chairman of the Board of Directors. She was elected to be our President in 1996 and Chief Executive Officer in 1997. She was our Senior Executive Vice President from 1995 to 1996. Ms. Schaefer joined the Bank in January, 1990 and was named Vice President and Treasurer in May, 1990. She became the Bank's Chief Financial Officer and a Senior Vice President in 1992. In January, 1994, she was named Executive Vice President and later Chief Operating Officer and Senior Executive Vice President in December, 1994.


     HOWARD C. REESE, a director since 1990, joined us in 1987 as President and Chief Executive Officer of Westcorp Financial Services, Inc., which is now WFS. He retired as President and Chief Executive Officer in 1996, and continues to serve in a consulting capacity. He began his career in consumer finance with Household Finance Corporation in 1953 where he managed several branch offices in southern California. In 1963, he joined Fireside Thrift Company as a manager. He progressed through the ranks as Supervisor, Assistant Vice President and Regional Director, and ultimately to Operations Vice President in charge of 73 branch offices within California.

     JAMES R. DOWLAN has been a director since 1995 and was our Senior Executive Vice President from 1995 through January, 1999. He started as Senior Vice President of the Bank in 1984 and served as Executive Vice President of the Bank from 1989 until the Auto Finance Division of the Bank was combined into WFS in 1995. He also served as Chairman of the Board of Directors of Western Financial Insurance Agency, Inc., and Chairman of the Board of Directors of Westhrift Life Insurance Company, subsidiaries of the Bank; and President and Chief Executive Officer of WFS Financial Auto Loans, Inc., and WFS Financial Auto Loans 2, Inc., subsidiaries of WFS. Prior to his association with the Bank, Mr. Dowlan was Vice President, Loan Administration of Union Bank where he held several positions since 1973. He served for several years on the National Advisory Board, American Bankers Association and the Consumer Lending Committee of the California Bankers Association.

     BERNARD E. FIPP has been a director since 1995. Mr. Fipp has been active in commercial real estate development, general contracting, real estate acquisition and marketing since 1976. Investments in automobile dealers in 1988 brought him into the retail automobile industry where he acted as president of Ritchey-Fipp Chevrolet for six years and served as president of the San Diego County Chevrolet Dealer's Association and Chairman of the San Diego County New Car Dealer's Association. Mr. Fipp is President of Fipp Investments LLC, a real estate acquisition, management and development company.

     DUANE A. NELLES has been a director since 1995. Mr. Nelles has been in the private and personal investment business since 1987. Prior to 1987, Mr. Nelles was a partner in the international accounting firm which is now known as PriceWaterhouseCoopers L.L.P., which he joined in 1968. Since 1988, Mr. Nelles has been a member of the board of directors of QUALCOMM, Inc., a world leader in digital wireless communications.

     STANLEY E. FOSTER was elected to our board of directors in 1998 and has been a director of the Bank since 1992 and of Westcorp since 1978. Mr. Foster has been President and Chief Executive Officer of

Foster Investment Corporation and its predecessor Ratner Corporation, an apparel manufacturing and investment company headquartered in San Diego, California, since 1954. Mr. Foster also serves as the Chairman of the Board of Directors of Hang Ten International, Inc., and is a director of Postal Annex Plus, Inc.; Accucom, Inc.; Cartronics, Inc.; and Hot Topic, Inc.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     The following information is provided with respect to our executive officers who are not directors. Some officers providing services to us are employed by our related companies, and provide those services at fair market value to us, while also serving as our officers.

                                                                                                 OFFICER
NAME                                                        POSITION                       AGE    SINCE
----                                                        --------                       ---   -------
Thomas Wolfe.........................  President, Chief Operating Officer                  40     1998
Lee A. Whatcott......................  Senior Executive Vice President, Chief Financial    40     1992
                                       Officer
Richard W. Stephan...................  Executive Vice President                            61     1994
Dawn M. Martin.......................  Executive Vice President, Chief Information         40     1997
                                       Officer
Donna Lesch..........................  Executive Vice President, Human Performance         40     1998
J. Keith Palmer......................  Senior Vice President, Treasurer                    39     1995
Mark Olson...........................  Senior Vice President, Controller                   36     1995
Guy Du Bose..........................  Senior Vice President, General Counsel and          45     1995
                                       Secretary
Dennis Morris........................  Senior Vice President, Chief Credit Officer         35     1998

     The following is a brief account of the business experience of each executive officer who is not a director:

     THOMAS WOLFE became our President and Chief Operating Officer in March, 1999. He joined us as an Executive Vice President and National Production Manager in April, 1998. Prior to joining us, he held the position of National Production Manager at Key Auto Finance, where he oversaw the production of the indirect auto finance business which included prime, sub-prime, leasing and commercial lending. Mr. Wolfe has been in the auto finance and consumer credit industry since 1982. He previously held positions with Citibank, Inc., and General Motors Acceptance Corporation.

     LEE A. WHATCOTT currently serves as Senior Executive Vice President and has served in that capacity since 1999. He has served as an Executive Vice President since 1996 and as our Chief Financial Officer since 1995. Mr. Whatcott joined us in 1988 and became Vice President, Controller in 1992. He also serves as Senior Executive Vice President and Chief Financial Officer of the Bank. Prior to joining us, he was employed by what is now known as Ernst & Young LLP. He is licensed as a Certified Public Accountant in California and is a member of the American Institute of Certified Public Accountants.

     RICHARD W. STEPHAN has served as an Executive Vice President with us since 1996; and as our Chief Information Officer from 1996 to December, 1998. He also became Executive Vice President of the Bank in 1996 and Chief Technology Officer of the Bank in 1999. Mr. Stephan has over 25 years of experience in the information technology field, with the last 20 years in the financial institution services industry. Prior to his association with us, Mr. Stephan was an Executive Vice President of FiServ, Inc., a major provider of information services to the banking industry and he was a partner with the company now known as Ernst & Young LLP, where he managed the consulting practice for the Western Region, served as the Senior Technology Partner for the firm for the banking industry and was a member of the planning committee for the firm-wide banking practice. Mr. Stephan is a member of the Chief Information Officer National Association and is a Certified Systems Professional.

     DAWN M. MARTIN has been an Executive Vice President with us since 1999 and our Chief Information Officer since 1998. Ms. Martin joined us in April, 1997 as Senior Vice President, Manager of Network Computing. In February, 1998, she was named Manager of Business Unit Support. She also became an Executive Vice President and Chief Information Officer of the Bank in 1999. Prior to joining us,

Ms. Martin was Senior Vice President and System Integration Officer at American Savings Bank where she was employed from 1984 to 1997. Ms. Martin has more than 19 years of experience in information technology within the financial services industry.

     DONNA J. LESCH has served as Executive Vice President, Human Performance for us and for the Bank since 1999. Human Performance is responsible for all administrative functions related to compensation and training of our associates. This includes human resources, payroll, training, project management and corporate communication. Donna has over 20 years experience in the training and education field. Prior to joining us in 1998 as Director of Performance Support, she managed training functions at American Savings Bank and Executrain.

     J. KEITH PALMER has served as our Treasurer since 1995, and of the Bank since 1993. He became a Senior Vice President of us and of the Bank in 1997. Prior to joining the Bank in 1993, Mr. Palmer served as a Capital Markets Examiner with the Office of Thrift Supervision from 1991 to 1993. From 1986 to 1991, Mr. Palmer served in various capacities with the Office of Thrift Supervision. Mr. Palmer has worked in the banking industry for 14 years.

     MARK K. OLSON has served as our Controller since 1995 and was named Senior Vice President in 1997. He also serves as Senior Vice President, Controller of Western Financial Bank. He joined the Bank in 1991 as Accounting Systems Director. Prior to joining the Bank, Mr. Olson was employed by what is now known as Ernst & Young LLP. Mr. Olson is a licensed Certified Public Accountant in California and is a member of the American Institute of Certified Public Accountants.

     GUY DU BOSE has served as General Counsel and Secretary for us since 1999 and as Senior Vice President since 1998. He started as Vice President and Legal Counsel of the Bank in November, 1992. He became Senior Vice President of the Bank in 1997 and General Counsel and Secretary of the Bank in 1999. Prior to his association with WFS, Mr. Du Bose was Chief Operating Officer and General Counsel of Guardian Federal Savings, Senior Vice President and General Counsel of Mercury Federal Savings and Loan Association and Corporate Counsel of Southern California Savings. Mr. Du Bose is an active member of the California State Bar Association and a member of various professional associations.

     DENNIS MORRIS has been our Senior Vice President and Chief Credit Officer since January, 1998. His background includes over 10 years experience in national indirect automotive finance and leasing with American Honda Finance Corporation and Nissan Motor Acceptance Corporation. Among the positions held within these companies, Dennis was responsible for implementation of first generation, custom developed credit scoring technology and risk based pricing in both centralized and regionalized processing environments.

                           SUPERVISION AND REGULATION

REGULATIONS APPLICABLE TO US


     We purchase automobile loans in 43 states and are subject to both state and federal regulations. Since we are owned by the Bank, which is a federal savings association, we are regulated by the Office of Thrift Supervision, the primary federal banking agency responsible for the supervision and regulation of the Bank, as well as by the Federal Deposit Insurance Corporation, the federal banking agency which insures deposits to the Bank. We must also comply with each state's consumer finance, auto finance, licensing and titling laws and regulations to the extent those laws and regulations are not pre-empted by OTS regulations. To ensure compliance with such laws, we hire experienced legal counsel. We believe that we are in compliance with OTS and FDIC regulations as well as state laws applicable to the purchase and securitization of automobile loans.



     The automobile loans we originate and service are also subject to numerous federal and state consumer protection laws. The consumer protection laws include the Federal Truth-in-Lending Act, the Federal Trade Commission Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act, the California Rees-Levering Act, other retail installment sales laws and similar state laws. Most state consumer protection laws also govern the process by which we may repossess and sell an automobile pledged as security on a defaulted automobile contract. We must follow those laws carefully in order to maximize the amount of money we can recover on a defaulted automobile contract.



     We must also comply with OTS regulations regarding ownership and operations. The Bank is permitted by OTS regulations to have operating subsidiaries and service corporation subsidiaries. We were created as an operating subsidiary of the Bank in order to: (1) enable us to sell our equity securities to third parties rather than be limited by the restrictions placed on service corporations, whose equity securities may only be sold to other savings associations and (2) enjoy the same pre-emption from state law that is granted to the Bank by OTS regulations. As an operating subsidiary, we are prohibited from engaging in any business activity that the Bank may not itself engage in. All of our business activities are activities in which the Bank is permitted to engage. Furthermore, prior to engaging in any new business activity, acquiring a business from a third party or creating a new subsidiary, we must first give notice to the OTS and the FDIC. Finally, at all times, a majority of our voting stock must be held by the Bank.


REGULATIONS APPLICABLE TO THE BANK WHICH MAY AFFECT US

     The OTS and FDIC extensively regulate the activities of the Bank, our majority shareholder. If the Bank is unable to pay its debts and is deemed insolvent, the FDIC is required to be appointed as the Bank's conservator to manage its affairs or as the Bank's receiver to liquidate its business and to preserve its assets for payment to creditors of the Bank. If the Bank is placed in conservatorship or receivership, our assets may not be used to pay off the Bank's creditors. However, as conservator or receiver of the Bank, the FDIC would have control of the majority of the shares of our common stock and could exercise control over those shares to the same extent as the Bank prior to being placed in conservatorship or receivership. As receiver or conservator, the FDIC also would have the right to keep the Bank from making further advances to us under our line of credit with the Bank.


     As an operating subsidiary, our investments are required to be consolidated with those of the Bank for purposes of determining whether the Bank, on a consolidated basis, is in full compliance with regulations limiting certain of its activities to a percentage of its total consolidated assets. The regulations allow the Bank to invest up to 35% of its consolidated assets in consumer loans, commercial paper and qualifying corporate debt instruments; provided however, that all consumer loans in excess of 30% of the Bank's consolidated assets must be made directly to the consumer by the Bank or its subsidiaries. Thus, not more than 30% of the Bank's consolidated assets may be invested in automobile contracts purchased from new and used car dealers. For 1999, we were purchasing contracts at the average rate of $278 million per month. However, the Bank was able to remain in compliance with this regulatory limitation on its consolidated activities, as we directly, and through WFS Funding, Inc., securitized automobile contracts worth $2.5 billion and transferred other contracts worth $500 million to WFS Funding, Inc. for securitization by it. We intend to regularly securitize directly, and through WFS Funding, Inc., automobile contracts purchased from dealers to insure that the Bank will remain in compliance with this regulatory limitation on its consolidated activities.


     As an operating subsidiary of the Bank, we are subject to examination and supervision by the OTS to the same extent as the Bank. Following such an examination, the OTS may direct the Bank or us to take any action needed to prevent violation of any law, regulation or OTS policy, including, with respect to the Bank, disposing of all or part of its ownership of us. In addition, the OTS may, for supervisory, legal, safety or soundness reasons, limit the Bank's activities, limit the Bank's investment in us or limit our activities by directive or cease-and-desist proceedings. If the OTS were to determine that any activity of the Bank or of ours subjected either the Bank or us to sufficient risk, the OTS has the statutory authority to issue a temporary cease-and-desist order requiring the Bank or us, as the case may be, to immediately take affirmative action as described in the order. If a temporary cease-and-desist order were entered and if the OTS were not satisfied with the actions taken as required by that order, the OTS has the authority to immediately seek an order from the United States district court compelling compliance with that order. The most significant action which the FDIC, as the insurer of the Bank's deposit accounts, may take is to seek involuntary termination of the Bank's insurance of accounts. Termination of insurance, absent consent by the insured institution, requires a hearing before the FDIC, a finding of unsafe and unsound practices or condition or violation of laws, regulations, orders or agreements with the FDIC or OTS, and a judicial affirmance of the FDIC's findings. Termination of the Bank's FDIC insurance could have a serious adverse effect on us as the Bank's deposits provide a source of funding for our activities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Principal Sources of Cash -- Borrowings from Parent" and
"Business -- Transactions with Related Parties." We are not aware of any actions the Bank or we have taken or are planning to take which we believe the OTS would find to be unsafe or unsound or give rise to any action by the OTS or FDIC.


REGULATIONS APPLICABLE TO WESTCORP WHICH MAY AFFECT US

     The Bank is wholly owned by Westcorp. As a result, Westcorp is a savings and loan holding company, and therefore, Westcorp and its relationship with subsidiaries, including us, is extensively regulated under federal laws.


     The OTS has broad statutory powers to regulate savings and loan holding companies. Pursuant to such powers, if the OTS determines that there is reasonable cause to believe that the continuation by Westcorp of any particular activity creates a serious risk to the financial safety, soundness or stability of the Bank, the OTS may:


     - limit the payment of dividends by the Bank;

     - limit transactions between the Bank, Westcorp and other companies which Westcorp owns or controls; and

     - limit any activities of Westcorp that might create a serious risk that the Bank or companies owned by the Bank, such as ourselves, may be required to pay for the liabilities of Westcorp and/or any other companies over which Westcorp exerts control.

     As subsidiaries of Westcorp, the Bank and ourselves are limited in the type of activities and investments we may participate in if the investment and/or activity involves a company which Westcorp controls and which is not the Bank or a subsidiary of the Bank. The transactions with these controlled companies which are subject to limitations based on the Bank's capital are:

     - loans or extensions of credit to a controlled company;

     - the purchase of or investment in securities issued by a controlled company;

     - the purchase of certain assets from a controlled company;

     - the acceptance of securities issued by a controlled company as security for a loan or extension of credit to any person; or

     - the issuance of a guarantee, acceptance or letter of credit on behalf of a controlled company.


     In addition, while the OTS has not adopted regulations requiring consolidated or unconsolidated capital levels for savings and loan holding companies generally, it has exercised its power to do so by requiring increased or specific capital levels on a case-by-case basis following examinations or in connection with particular applications. The OTS has not required Westcorp to increase or to maintain specific levels of capital.



     Furthermore, transactions between the Bank or its subsidiaries, including ourselves, and a company controlled by Westcorp must be on terms at least as favorable to the Bank or its subsidiary, including ourselves, as transactions with companies not under Westcorp's control. We and the Bank are also prohibited from making a loan or extending credit to a company under the control of Westcorp, which also includes, under most circumstances, a purchase of assets from a Westcorp controlled company that is subject to the controlled company's agreement to repurchase those assets, unless the controlled company engages only in activities permitted to bank holding companies under Section 4(c) of the Bank Holding Company Act. The Bank and its subsidiaries, including ourselves, are also prohibited from purchasing or investing in the securities of a controlled company.



     The OTS regulations limiting transactions between Westcorp or a controlled company and the Bank or its subsidiaries exclude transactions between the Bank and its subsidiaries from those limitations. However, the OTS regulations define certain subsidiaries of the Bank to be affiliates of the Bank and therefore subject to the requirements of the OTS regulations. At the present time, neither we nor any of our subsidiaries are within the definition of an affiliate of the Bank for purposes of the OTS regulations.



RECENT LEGISLATION AND REGULATORY STATEMENTS



     Congress passed and the President has signed the Gramm-Leach-Bliley Act to substantially modernize how financial services are provided to the American public. The Act's most significant provisions are to permit insurance, banking and securities firms to be owned by a single owner and to prohibit savings and loan holding companies that own a single thrift, like Westcorp, from being acquired by commercial companies. However, the Act permits Westcorp to continue to engage in all business opportunities to which it had the right to engage prior to the passage of the Act. The bill does not have significant effect on the business we do. It neither encourages nor discourages other financial service companies from engaging in automobile finance. However, the Act does liberalize the activities permitted to qualifying bank holding companies, called financial holding companies, from those closely related to banking to those which are financial activities. This means that entities which previously could not own banks without ceasing nonconforming activities can now acquire a bank and become a financial holding company. Thus, the Act creates the potential for well capitalized entities to enter the banking business and to provide automobile finance in competition with us. As any such entity could have become a savings and loan holding company prior to enactment of the Act and thereby entered the auto finance business in the same manner as the Bank and ourselves, we do not anticipate that this change in the laws applicable to bank holding companies will have a significant effect upon us.



     The Act also creates additional obligations on us regarding the safeguarding of nonpublic personal information of our borrowers and creates affirmative duties to advise our borrowers as to what we do with their nonpublic personal information. Also, for customers that obtain a financial product, such as an automobile loan, for personal, family or household purposes, a financial company like us is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer's nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail. We do not believe that these privacy requirements will have a significant effect on us since we have historically safeguarded the personal confidential information of our borrowers as is required by other federal statutes. None of the provisions of the Act are expected to have an adverse effect on our operations or financial condition.



     The OTS, in conjunction with the other Federal banking regulatory agencies, recently issued a guidance statement regarding asset securitization activities of banks and savings associations which applies to the Bank and to us as an operating subsidiary of the Bank. The guidance statement states that reported values for retained interest assets should be reasonable, conservative and supported by objective and verifiable documentation. Furthermore, institutions engaged in asset securitization activities should ensure that sufficient capital is held to support the risks associated with those activities and that appropriate management oversight and reporting is accomplished with respect to the institution's asset securitization activities. The agencies noted that on a case-by-case basis additional capital may be required to be held by those institutions whose asset securitization activities are not in compliance with the guidance provisions, or the retained interests may be classified as loss and not permitted to be included in calculating the institution's regulatory capital. We believe that our valuation of our retained interest assets and our securitization activities as an operating subsidiary of the Bank are in compliance with the guidance provisions. As we are consolidated with the Bank for regulatory purposes, our compliance with the guidance provisions should satisfy the Bank's obligations as well. While we can give no assurance as to any regulatory action the OTS may take, we do not believe that the OTS will require the Bank to hold additional capital as a result of our asset securitization activities.



     In the guidance statement the OTS and the other Federal banking regulatory agencies noted that regulations may be proposed to remedy the problems discussed in the guidance statement. Among the items which the agencies may consider implementing is the establishment of regulatory restrictions that would limit or eliminate the amount of certain retained interests that may be included in determining the bank's or savings association's regulatory capital. Until the agencies actually propose any such regulations, we cannot determine whether those regulations would have any adverse effect upon our business or financial condition.


YEAR 2000 STANDARDS FOR SAFETY AND SOUNDNESS


     We must comply with guidelines issued by the OTS establishing Year 2000 safety and soundness standards. The guidelines required us to: (1) develop and implement a written plan by which we would investigate, monitor and evaluate the adequacy of the efforts of our third-party service providers and software vendors to meet Year 2000 compliance standards; (2) develop and adopt a written plan describing each phase of our Year 2000 compliance process; (3) perform adequate testing of our technology systems and operating structure; (4) design contingency plans to mitigate risks associated with a system failure, failure to complete renovation testing or implementation of an emission critical system;
(5) identify customers posing potential Year 2000 risk, evaluate such customers' Year 2000 preparedness, assess the amount of risk such customers potentially pose and implement appropriate risk controls; and (6) involve our board of directors and management in all stages of our efforts to achieve Year 2000 readiness. As of this date, we are in full compliance with the OTS guidelines and have not experienced any Year 2000 problems, but we continue to monitor our operations for Year 2000 effects.


LEGAL PROCEEDINGS

     We are involved as a party in certain legal proceedings incidental to our business. We believe that the outcome of these proceedings will not have a material effect upon our business or our financial condition on a consolidated basis with our subsidiaries and affiliates.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value. The common stock represents non-withdrawable capital and is not insured by the FDIC or any other governmental authority or agency.

     Our board of directors has the power to issue, from time to time, additional shares of common stock or preferred stock authorized by our articles of incorporation without obtaining approval of our stockholders.

COMMON STOCK


     As of December 31, 1999, there were 25,771,956 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share of common stock held of record on all matters submitted to a vote of holders of the stockholders. The shares are not entitled to cumulative voting rights because our articles of incorporation eliminated such rights upon the listing of the common stock on Nasdaq National Market. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared, from time to time, by our board of directors out of funds legally available therefore. See "Dividend Policy". In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to receive all of our assets, pro rata, after payment of all our debts and liabilities. Holders of common stock do not have preemptive rights with respect to newly issued shares. The common stock is not subject to call or redemption. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and upon receipt by the company of the full purchase price therefor, will be, fully paid and nonassessable. See "Risk Factors -- Risks Related to Us -- The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of other stockholders".


     Our articles of incorporation provide for the classification of the board of directors into two or three classes depending upon the number of directors. Based on the current number of seven directors, the board of directors is divided into two classes with staggered two-year terms. If, in the future, the board of directors is expanded to nine or more directors, the board of directors will be split into three classes with staggered three-year terms.

PREFERRED STOCK

     The board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued class or series of preferred stock, fix the number of shares of any series of preferred stock and change the designation of any such series of preferred stock. The board of directors may also, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease, but not below the number of shares of such series then outstanding, the number of any series subsequent to the issues of shares of that series. At present, no shares of preferred stock are outstanding and the directors of our company have no plans to issue shares of preferred stock.

     The transfer agent and registrar for our common stock is Chemical Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE


     We currently have 25,771,956 shares of our common stock outstanding. Other than the 22,427,303 shares owned by the Bank and other affiliates, the balance of our outstanding shares are freely tradeable. Upon completion of the offering, we will have outstanding 27,771,956 shares of common stock (or a maximum of 28,071,956 shares of common stock if the underwriters' over-allotment option is exercised in full). The 2,000,000 shares sold in the offering (or a maximum of 2,300,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable by persons other than "affiliates" of WFS without restriction or further registration under the Securities Act. In addition, we have reserved 1,012,212 shares of our common stock for issuance to employees and directors to whom options have been or may be granted. These shares will be freely tradeable when issued except to the extent issued to Ernest Rady. The shares outstanding upon completion of the offering issued to the Bank will be "restricted securities" within the meaning of Rule 144 under the Act.


     Because we are an operating subsidiary of the Bank, the Bank is required by the regulations of the OTS to maintain ownership of at least a majority of our voting stock. In addition, so long as the Bank is able to elect a majority of the board of directors, it will also be able to cause us at any time to register under the Securities Act all or any portion of the shares of common stock it owns, in which event the Bank would be able to sell such shares upon the effectiveness of any such registration. Sales of the Bank's shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year, including persons who may be deemed our "affiliates", would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks immediately preceding the SEC filing with respect to such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. However, if a person (or persons whose shares are aggregated) is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.


     The Bank and our directors and officers have agreed not to directly or indirectly offer to sell, sell, contract to sell or otherwise dispose of any shares of common stock for a period of 120 days after the date of this prospectus without the prior written consent of the underwriters.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the underwriters and us, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Bear, Stearns & Co. Inc. ...................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                                  -------

          Total.............................................
                                                                  =======

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus and at such price less a concession not in excess of $     per share
of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and such dealers may
reallow, concessions not in excess of $     per share of common stock to certain
other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.


     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 300,000 additional shares of our common stock exercisable at the "public offering price" less the "underwriting discounts and commissions," each as set forth on the cover page of this prospectus. If the underwriters exercise such option in whole or in part, then each of the underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.


     The following table summarizes the compensation to be paid to the underwriters by us in connection with this offering:

                                                                         TOTAL
                                                    -----------------------------------------------
                                                    WITHOUT EXERCISE OF THE   WITH EXERCISE OF THE
                                        PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                        ---------   -----------------------   ---------------------
Underwriting discounts................   $


     The underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority. Western Financial Bank has expressed a non-binding interest in purchasing shares at the public offering price. As of the date of this prospectus, Western Financial Bank holds 22,367,036 shares of our common stock, or approximately 87% of the total outstanding shares. As Western Financial Bank has expressed an interest in maintaining at least an 80% ownership interest, at our request, the underwriters will reserve at the public offering price sufficient shares for sale to the Bank to allow it to maintain at least an 80% interest.


     The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make in respect thereof.


     Our directors, officers and affiliates who hold an aggregate of 22,427,303 shares of common stock have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 120 days from the date of this prospectus.


     In addition, we have agreed that for a period of 120 days after the date of this prospectus we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock except for the shares of common stock offered hereby and the shares of common stock issuable upon exercise of outstanding options and warrants.

     In order to facilitate this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the authorization and issuance of the common stock offered hereby will be passed upon for us by Mitchell, Silberberg & Knupp LLP, Los Angeles, California. Certain legal matters with respect to our common stock offered hereby will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

     The Consolidated Financial Statements of WFS Financial Inc and Subsidiaries at December 31, 1999 and 1998 and for each of the three years in the period ending December 31, 1999 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules relating to the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

     The following documents, all of which were previously filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 are hereby incorporated by reference in this prospectus:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Current Report on Form 8-K dated April 9, 1999;

     - our definitive Proxy Statement for our annual meeting held on April 27, 1999; and

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

     All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

     If any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Guy Du Bose, Esq., General Counsel, WFS Financial Inc, 23 Pasteur Road, Irvine, California 92618 (telephone 949-727-1002).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               WFS FINANCIAL INC

                       CONSOLIDATED FINANCIAL STATEMENTS
                       AND REPORT OF INDEPENDENT AUDITORS

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT AUDITORS..............................  F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Statements of Financial Condition at December
  31, 1999, 1998 and 1997...................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1999, 1998 and 1997..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
WFS Financial Inc

     We have audited the accompanying consolidated statements of financial condition of WFS Financial Inc and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of WFS Financial Inc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WFS Financial Inc and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                          Ernst & Young LLP

Los Angeles, California

January 18, 2000

                       WFS FINANCIAL INC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
ASSETS
Short term investments......................................  $    7,120     $   15,020
Contracts receivable........................................      71,757         70,814
Contracts held for sale.....................................   1,423,960        825,257
Allowance for credit losses.................................     (36,682)       (11,246)
                                                              ----------     ----------
Contracts receivable, net...................................   1,459,035        884,825
Amounts due from trusts.....................................     439,022        332,732
Retained interest in securitized assets.....................     167,277        171,230
Premises and equipment, net.................................      38,038         26,482
Accrued interest receivable.................................      10,521          5,859
Other assets................................................       9,914          8,192
                                                              ----------     ----------
                                                              $2,130,927     $1,444,340
                                                              ==========     ==========
LIABILITIES
Notes payable -- parent.....................................  $  178,908     $  160,000
Secured lines of credit.....................................   1,012,293        554,836
Amounts held on behalf of trustee...........................     687,274        528,092
Other liabilities...........................................      40,264         37,071
                                                              ----------     ----------
                                                               1,918,739      1,279,999
STOCKHOLDERS' EQUITY
Common stock, (no par value; authorized 50,000,000 shares;
  issued and outstanding 25,771,956 shares in 1999 and
  25,708,611 in 1998).......................................      74,010         73,564
Paid-in capital.............................................       4,327          4,000
Retained earnings...........................................     134,690         85,315
Accumulated other comprehensive (loss) income, net of tax...        (839)         1,462
                                                              ----------     ----------
                                                                 212,188        164,341
                                                              ----------     ----------
                                                              $2,130,927     $1,444,340
                                                              ==========     ==========


          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1999           1998           1997
                                                      -----------    -----------    -----------
                                                               (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
REVENUES:
Interest income.....................................  $   140,526    $    89,758    $    62,988
  Interest expense..................................       41,150         24,780         10,331
                                                      -----------    -----------    -----------
  Net interest income...............................       99,376         64,978         52,657
  Servicing income..................................      140,780         76,110        137,753
  Gain on sale of contracts.........................       54,977         25,438         39,399
                                                      -----------    -----------    -----------
TOTAL REVENUES......................................      295,133        166,526        229,809

EXPENSES:
  Provision for credit losses.......................       36,578         15,146          8,248
  Operating expenses
     Salaries and employee benefits.................      110,289         95,740         95,731
     Credit and collections.........................       21,634         21,248         14,522
     Miscellaneous..................................       41,677         48,054         57,165
                                                      -----------    -----------    -----------
TOTAL OPERATING EXPENSES............................      173,600        165,042        167,418
  Restructuring charge..............................                      15,000
                                                      -----------    -----------    -----------
TOTAL EXPENSES......................................      210,178        195,188        175,666
                                                      -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAX (BENEFIT)...........       84,955        (28,662)        54,143
  Income tax (benefit)..............................       35,580        (12,095)        22,829
                                                      -----------    -----------    -----------
NET INCOME (LOSS)...................................  $    49,375    $   (16,567)   $    31,314
                                                      ===========    ===========    ===========
NET INCOME (LOSS) PER COMMON SHARE
  BASIC.............................................  $      1.92    $     (0.64)   $      1.22
                                                      ===========    ===========    ===========
  DILUTED...........................................  $      1.91    $     (0.64)   $      1.22
                                                      ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  BASIC.............................................   25,732,089     25,708,611     25,691,892
                                                      ===========    ===========    ===========
  DILUTED...........................................   25,842,648     25,708,611     25,696,513
                                                      ===========    ===========    ===========


          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                     ACCUMULATED
                                                                        OTHER
                                                                    COMPREHENSIVE
                                                COMMON    PAID-IN      INCOME       RETAINED
                                     SHARES      STOCK    CAPITAL    NET OF TAX     EARNINGS    TOTAL
                                   ----------   -------   -------   -------------   --------   --------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance, January 1, 1997.........  25,684,168   $73,124   $4,000                    $ 70,568   $147,692
Net income.......................                                                     31,314     31,314
  Unrealized gains (losses) on
     retained interest in
     securitized assets, net of
     tax.........................                                      $   447                      447
                                                                                               --------
  Comprehensive income...........                                                                31,761
  10% Stock dividend.............      24,443       440                                             440
                                   ----------   -------   ------       -------      --------   --------
Balance, December 31, 1997.......  25,708,611    73,564    4,000           447       101,882    179,893
  Net income.....................                                                    (16,567)   (16,567)
  Unrealized gains (losses) on
     retained interest in
     securitized assets, net of
     tax(1)......................                                        1,015                    1,015
                                                                                               --------
  Comprehensive income...........                                                               (15,552)
                                   ----------   -------   ------       -------      --------   --------
Balance, December 31, 1998.......  25,708,611    73,564    4,000         1,462        85,315    164,341
  Net income.....................                                                     49,375     49,375
  Unrealized gains (losses) on
     retained interest in
     securitized assets, net of
     tax(1)......................                                       (2,301)                  (2,301)
                                                                                               --------
  Comprehensive income...........                                                                47,074
Stock options exercised..........      63,345       446      327                                    773
                                   ----------   -------   ------       -------      --------   --------
Balance, December 31, 1999.......  25,771,956   $74,010   $4,327       $  (839)     $134,690   $212,188
                                   ==========   =======   ======       =======      ========   ========


---------------


(1) The pre-tax increase in unrealized gains on retained interest in securitized assets at December 31, 1999, 1998 and 1997 was $4.0 million, $1.8 million and $0.8 million, respectively.


          See accompanying notes to consolidated financial statements

                       WFS FINANCIAL INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                                      (DOLLARS IN THOUSANDS,
                                                                     EXCEPT PER SHARE AMOUNTS)
OPERATING ACTIVITIES
Net income(loss)............................................  $    49,375   $   (16,567)  $    31,314
Adjustments to reconcile net income (loss) to net cash (used
  in) provided by
Operating activities:
  Provision for credit losses...............................       36,578        15,146         8,248
  Depreciation..............................................        6,901         8,066         9,731
  Amortization of retained interest in securitized assets...      111,752       103,610        53,421
  (Gain) loss on disposal of assets.........................          (77)        7,092
  (Increase) decrease in assets:
    Automobile contracts:
       Purchase of contracts................................   (3,340,146)   (2,670,696)   (2,285,279)
       Proceeds from sale of contracts......................    2,500,000     1,885,000     2,190,000
       Other change in contracts............................      229,441       115,180        89,826
    Other assets............................................       (6,469)       (6,855)       (3,038)
  Increase in liabilities:
       Other liabilities....................................        4,858         1,724        24,984
                                                              -----------   -----------   -----------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES.........     (407,787)     (558,300)      119,207
INVESTING ACTIVITIES
Purchase of property, plant and equipment...................      (18,376)      (20,236)      (14,233)
Increase in trust receivable................................     (106,290)      (37,609)     (103,654)
Increase in retained interest in securitized asset..........     (111,767)      (91,914)     (112,230)
                                                              -----------   -----------   -----------
NET CASH USED IN INVESTING ACTIVITIES.......................     (236,433)     (149,759)     (230,117)
FINANCING ACTIVITIES
Proceeds from issuance of common
  stock.....................................................          773                         440
Proceeds (payments) from notes payable -- parent............       18,908       (15,000)       50,000
Proceeds from secured lines of credit.......................      457,457       554,836
Increase in trustee accounts................................      159,182        39,438        95,205
                                                              -----------   -----------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................      636,320       579,274       145,645
                                                              -----------   -----------   -----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............       (7,900)     (128,785)       34,735
Cash and equivalents at beginning of period.................       15,020       143,805       109,070
                                                              -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $     7,120   $    15,020   $   143,805
                                                              ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest..................................................  $    39,067   $    23,322   $    10,746
  Income taxes..............................................       32,607                       5,397


          See accompanying notes to consolidated financial statements

                       WFS FINANCIAL INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of WFS Financial Inc ("WFS") and its subsidiaries, WFS Financial Auto Loans, Inc. ("WFAL"), WFS Financial Auto Loans 2, Inc. ("WFAL2"), WFS Funding, Inc. ("WFSF") and WFS Investments, Inc. ("WFSII"). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain amounts have been reclassified to conform to the 1999 presentation. After the initial public offering on August 8, 1995, WFS became a majority owned subsidiary of Western Financial Bank ("the Bank"), which is a wholly owned subsidiary of Westcorp.


     WFS pays a monthly management fee to the Bank and Westcorp which covers various expenses, including accounting, legal, tax, cash management, purchasing and auditing services. Additionally, the Bank and Westcorp pay a fee to WFS for information services. The management fee is based upon the actual costs incurred and estimates of actual usage. WFS believes that the management fee approximates the cost to perform these services on its own behalf or to acquire them from third parties. WFS has the option, under the management agreements, to procure these services on its own should it be more economically beneficial for WFS to do so.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Nature of Operations

     WFS is a consumer finance company that specializes in the purchase, securitization and service of fixed rate consumer auto loans ("contracts"). WFS purchases contracts from franchised new and independent used car dealers on a nonrecourse basis and originates loans directly with consumers which are collectively known as contracts. WFS purchased contracts in 43 states.

  Cash and Cash Equivalents

     Cash and cash equivalents includes short term investments with the Bank. There are no material restrictions as to the withdrawal or usage of this amount.

  Allowance for Credit Losses


     The allowance for credit losses is maintained at a level believed adequate by management to absorb inherent losses in the on balance sheet contract portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past contract loss experience, current economic conditions, volume, pending contract sales, growth and composition of the contract portfolio, and other relevant factors. The allowance is increased by provisions for credit losses charged against income.

                       WFS FINANCIAL INC AND SUBSIDIARIES

  Sales of Contracts

     Contracts are originated and sold to investors with servicing rights retained by WFS. WFS does not retain any recourse with respect to the contracts securitized. As part of the sale, the trustee reimburses WFS for borrowing costs incurred between the cut-off date of the loans and the closing date of the sale.

     Gain on sale of contracts represents the present value of the estimated future earnings to be received from the excess spread created in the securitization transactions less prepaid dealer participations, issuance costs, and the effect of hedging activities. These retained interest in securitized assets ("RISA") is capitalized and amortized over the expected repayment life of the underlying contracts.

     WFS evaluates quarterly the carrying value of its RISA in light of the actual repayment experience of the underlying contracts and makes adjustments to reduce the carrying value, if appropriate. Servicing income and amortization of RISA is included in servicing income in the Consolidated Statements of Income. As servicer of these contracts, WFS holds and remits funds collected from the borrowers on behalf of the trustee pursuant to a reinvestment contract that WFS has entered into with the Bank. These amounts are reported as amounts held on behalf of trustee. WFS retains servicing rights and is entitled to servicing income. Amounts due from trusts represents servicing income earned by WFS for which WFS has not yet received repayment from the trust.

  Nonaccrual Contracts

     WFS continues to accrue interest income on contracts until the contract is charged off, which occurs automatically after the contract is past due 120 days. At the time that the contract is charged off, all accrued interest is also charged off.

  Contracts Held for Sale

     Contracts held for sale are stated at the lower of aggregate amortized cost or market. The carrying amount of the specific contract pool sold is used to compute gains or losses. Market value is based on discounted cash flow calculations, which approximates the amounts realized upon securitization of the contracts.


     The contracts purchased by the Company are fixed-rate loans. The Company bears the risk of interest-rate increases during the period between the setting of the rate at which the contracts will be acquired and their sale in a securitization transaction. In order to mitigate this risk, the Company uses two-year Treasury securities forward agreements to minimize its exposure to interest rate risk during the relevant period. The fair value of these instruments may vary with changes in interest rates. Generally, these agreements are entered into by WFS in amounts which correspond to the principal amount of the securitization transactions. The market value of these forward agreements is designed to respond inversely to the market value changes of the underlying contracts. Because of this inverse relationship, WFS can effectively lock in its gross interest rate spread at the time of entering into a hedge transaction. Gain and losses relative to these agreements are deferred and recognized in full at the time of securitization as an adjustment to the gain or loss on the sale of the contracts. WFS enters into these forward agreements either with the Bank, or highly rated counterparties and further reduces its risk by avoiding any material concentration with a single counterparty. Credit exposure is limited to those agreements with a positive fair value and only to the extent of that fair value. WFS hedges substantially all of its contracts pending securitization.


  Premises and Equipment

     Premises and equipment are recorded at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives principally using the straight line method for financial

                       WFS FINANCIAL INC AND SUBSIDIARIES
reporting and accelerated methods for tax purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.


  Interest Income and Fee Income

     Interest income is earned in accordance with the terms of the contracts. For pre-computed contracts, interest is earned monthly and for simple interest contracts, interest is earned daily. Interest income on certain contracts is earned using the effective yield method and classified on the balance sheet as interest receivable to the extent not collected. Other contracts use the sum of the month's digits method, which approximates the effective yield method.

     WFS defers contract origination fees and premiums paid to dealers. The net amount is amortized as an adjustment to the related contract's yield, over the contractual life of the related contract or until the contract is sold at which time any remaining amounts are included as part of the gain on sale of contracts. Fees for other services are recorded as income when earned.

  Stock Options

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), provides for companies to recognize compensation expense associated with stock-based compensation plans over the anticipated service period based on the fair value of the award on the date of grant. However, SFAS 123 allows companies to continue to measure compensation costs prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue accounting for stock-based compensation plans under APB 25 must make pro forma disclosures of net income and earnings per share as if SFAS 123 has been adopted if the fair value of the options has a material impact on earnings. WFS has continued to account for stock-based compensation plans under APB 25. The impact of applying SFAS 123 in 1999, 1998 and 1997 is immaterial to the financial statements of WFS.

  Income Taxes

     WFS files consolidated federal and state tax returns as part of a consolidated group that includes the Bank and Westcorp. WFS taxes are paid in accordance with a tax sharing agreement that allocates taxes based on the relative income or loss of each entity on a stand-alone basis.

  Fair Value of Financial Instruments

     Fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value, are reported using quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instrument. Fair values for certain financial instruments and all non-financial instruments are not required to be disclosed. Accordingly, the aggregate fair value of amounts presented do not represent the underlying value of WFS.

     WFS' financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," including short term investments, retained interest in securitized assets and amounts held on behalf of trustee are accounted for on a historical cost

                       WFS FINANCIAL INC AND SUBSIDIARIES
basis which, due to the nature of these financial instruments, approximates fair value. The fair value for contracts receivable is based on quoted market prices of similar contracts sold in conjunction with securitization transactions, adjusted for differences in contract characteristics. The fair value of forward agreements is estimated by obtaining market quotes from brokers. The fair value of notes payable -- parent is estimated using discounted cash flow analysis, based on current borrowing rates for similar instruments.

  Accounting Pronouncements


     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). This Statement defers for one year the effective date of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). These statements provide guidance for the way public enterprises report information about derivatives and hedging in annual financial statements and in interim financial reports. The derivatives and hedging disclosure is required for financial statements of all fiscal quarters of all fiscal years beginning after June 15, 2000. These Statements will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company is in the process of evaluating the effect that SFAS 137, if any, will have on the earnings and financial position of the Company.


NOTE 2 -- NET CONTRACTS RECEIVABLE

     WFS' contract portfolio consists of contracts purchased from automobile dealers on a non-recourse basis and contracts financed directly with the consumer. If pre-computed finance charges are added to a contract, they are added to the contract balance and carried as an offset against the contract balance as unearned discounts. Amounts paid to dealers are capitalized as dealer participation and amortized over the life of the contract.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Net contracts receivable consisted of the following:


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ----------    --------
                                                              (DOLLARS IN THOUSANDS)
Consumer:
Contracts...................................................  $1,518,433    $923,953
  Unearned discounts........................................     (54,248)    (48,015)
                                                              ----------    --------
  Net contracts.............................................   1,464,185     875,938
Allowance for credit losses.................................     (36,682)    (11,246)
Dealer participation, net of deferred contract fees.........      31,532      20,133
                                                              ----------    --------
          Net contracts receivable..........................  $1,459,035    $884,825
                                                              ==========    ========


     The following table presents the changes in amounts deferred and carried as adjustments to the contract balance including deferred contract fees and dealer participation.


                                                             FOR THE YEAR ENDED
                                                                DECEMBER 31,
                                                       -------------------------------
                                                         1999       1998        1997
                                                       --------   --------    --------
                                                           (DOLLARS IN THOUSANDS)
Balance at beginning of period.......................  $ 20,133   $  4,896    $  5,642
New deferrals........................................    73,573     71,964      62,662
Amortization.........................................    (3,257)    (6,128)     (4,107)
Sales................................................   (58,917)   (50,599)    (59,301)
                                                       --------   --------    --------
Balance at end of period.............................  $ 31,532   $ 20,133    $  4,896
                                                       ========   ========    ========



     Contracts serviced by WFS for the benefit of others totaled approximately $3.9 billion at December 31, 1999 and $3.5 billion and $3.4 billion at December 31, 1998 and 1997.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 3 -- ALLOWANCE FOR CREDIT LOSSES

     Changes in the allowance for credit losses were as follows:


                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................  $ 11,246    $  6,787    $  7,648
Provision for credit losses........................    36,578      15,146       8,248
Charged off contracts..............................   (18,696)    (14,832)    (13,412)
Recoveries.........................................     7,554       4,145       4,303
                                                     --------    --------    --------
Balance at end of period...........................  $ 36,682    $ 11,246    $  6,787
                                                     ========    ========    ========


NOTE 4 -- RETAINED INTEREST IN SECURITIZED ASSETS

     SFAS 125 requires that following a transfer of financial assets, an entity is to recognize the assets it controls and the liabilities it has incurred, and de-recognize assets for which control has been surrendered and liabilities that have been extinguished. For securitization transactions, SFAS 125 defines two separate financial assets retained at the time of securitization, a retained interest in securitized assets, which represents the excess spread created from securitization, and a servicing rights asset which represents the benefit derived from retaining the rights to service the contracts securitized. Previous accounting guidance did not separately distinguish these rights.

     Retained interests in securitized assets capitalized upon securitization of contracts represent the present value of the estimated future earnings to be received by WFS from the excess spread created in securitization transactions. Excess spread is calculated by taking the difference between the coupon rate of the contracts sold and the interest rate paid to the investors less contractually specified servicing and guarantor fees.

     Prepayment and credit loss assumptions are utilized to project future earnings and are based upon historical experience. Credit losses are estimated using a cumulative loss rate estimated by management to reduce the likelihood of asset impairment. All assumptions used are evaluated each quarter and adjusted, if appropriate, to reflect actual performance of the contracts.

     Future earnings are discounted at a rate management believes to be representative of the market at the time of securitization. The balance of the RISA is amortized against actual excess spread income earned on a monthly basis over the expected repayment life of the underlying contracts. RISA's are classified in a manner similar to available for sale securities and as such are marked to market each quarter. Market value changes are calculated by discounting the excess spread using a current market discount rate. Any changes in the market value of the RISA is reported as a separate component of stockholders' equity as an unrealized gain or loss, net of applicable taxes.

     Two methods have arisen in practice to determine the fair value of credit enhancement assets: the cash-in method and the cash-out method. The Securities and Exchange Commission ("SEC") has set forth specific guidance that the cash-out method is the only appropriate method to be used in determining the fair value of such assets as defined by the SFAS No. 125. The cash-out method discounts expected cash flows from the period in which the transferor expects to receive the cash, thereby taking into consideration the period of time that the cash is received from obligors but restricted from distribution to the transferor. WFS has historically and will continue to use the cash-out method in measuring such assets.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     At the time of a securitization, the Company utilizes prepayment speed, net credit loss and discount rate assumptions to initially compute the value of the RISA. These assumptions may change periodically based on actual performance or other factors. During 1999 and 1998, the Company utilized a prepayment rate of 1.6% ABS in computing RISA. Cumulative net credit loss assumptions utilized for 1999 and 1998 securitizations ranged from 6% to 7%. The Company used a discount rate of 425 basis points over the two-year Treasury rate at the time of securitization in discounting future earnings.


     The following table presents the estimated future undiscounted retained interest earnings to be received from securitizations. Estimated future undiscounted RISA earnings are calculated by taking the difference between the coupon rate of the contracts sold and the certificate rate paid to the investors, less the contractually specified servicing fee and guarantor fees, after giving effect to estimated prepayments and assuming no losses. To arrive at the RISA, this amount is reduced by the off balance sheet allowance established for potential future losses and by discounting to present value.

     The following table sets forth the components of the RISA:


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
Estimated net undiscounted RISA earnings....................  $  410,066    $  361,209
Off balance sheet allowance for losses......................    (220,838)     (170,664)
Discount to present value...................................     (21,951)      (19,315)
                                                              ----------    ----------
Retained interest in securitized assets.....................  $  167,217    $  171,230
                                                              ==========    ==========
Outstanding balance of contracts sold through
  securitizations...........................................  $3,890,685    $3,491,452
Off balance sheet allowance for losses as a percent of
  contracts sold through securitizations....................        5.68%         4.89%


     WFS believes that the off balance sheet allowance for losses is currently adequate to absorb potential losses in the sold portfolio.

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at:


                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1999           1998
                                                              -------        -------
                                                              (DOLLARS IN THOUSANDS)
Land........................................................  $ 2,017        $ 2,017
Construction in progress....................................                   3,085
Buildings...................................................   13,519          8,230
Computers and software......................................   31,502         16,707
Furniture, fixtures and leasehold improvements..............    3,638          3,069
Equipment...................................................    4,093          3,415
Automobiles.................................................      274            259
                                                              -------        -------
                                                               55,043         36,782
Less: Accumulated depreciation..............................   17,005         10,300
                                                              -------        -------
                                                              $38,038        $26,482
                                                              =======        =======


     The increase in 1999 was the result of the increase in computers and software which was primarily due to computer systems upgrades.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 6 -- INTERCOMPANY AGREEMENTS


     WFS borrowed $125 million from the Bank under the terms of the senior note. The senior note provides for principal payments of $25 million per year, commencing on April 30, 1999 and continuing through its final maturity, April 30, 2003. During 1999, the Company made paydowns of $66.1 million without prepayment penalties. Interest payments on senior note are due quarterly, in arrears, calculated at the rate of 7.25% per annum. Interest expense totaled $5.4 million, $9.0 million and $9.1 million for the years ended December 31, 1999, 1998 and 1997.



     Additionally, WFS has borrowed $135 million under the terms of the promissory note from the Bank. The promissory note provides for principal payments of $67.5 million per year, commencing July 31, 2001 and continuing through its final maturity, July 31, 2002. Interest payments on the senior note are due quarterly, in arrears, calculated at the rate of 9.42% per annum. Pursuant to the terms of the promissory note, WFS may not incur any other indebtedness which is senior to the obligations evidenced by the promissory note except for (i) indebtedness under the senior note (ii) indebtedness collateralized or secured under the line of credit and (iii) indebtedness for similar types of warehouse lines of credit. Interest expense totaled $9.3 million, $4.7 million and $2.0 million for the years ended December 31, 1999, 1998 and 1997.



     WFS also has a line of credit extended by the Bank permitting the Company to draw up to $1.3 billion as needed to be used in its operations. WFS does not pay a commitment fee for the line of credit. The line of credit terminates on December 31, 2004 although the term may be extended by WFS for additional periods up to 60 months. When secured, the line of credit carries an interest rate equal to one-month London Interbank Offer Rate ("LIBOR") plus 62.5 basis points. When unsecured, the line of credit carries an interest rate equal to one-month LIBOR plus 112.5 basis points. Interest on the amount outstanding under the line of credit is paid monthly, in arrears, and is calculated on the average amount outstanding that month. The Bank has the right under the line of credit to refuse to permit additional amounts to be drawn on the line of credit if, in the Bank's discretion, the amount sought to be drawn will not be used to finance the Company's purchase of contracts or other working capital requirements. There was $551 million and $555 million outstanding at December 31, 1999 and December 31, 1998. The average amount outstanding during 1999 was $433 million. The average amount outstanding during 1998 and 1997 was $278 million and $107 million. Interest expense was $17.2 million, $16.8 million and $6.1 million for the years ended December 31, 1999, 1998 and 1997.



     WFS also invests its excess cash at the Bank under an Investment Agreement. The Bank pays us an interest rate equal to the Federal composite commercial paper rate on this excess cash. The weighted average interest rate was 5.23%, 5.45% and 5.78% for 1999, 1998 and 1997. At December 31, 1999, the Company held no excess cash with the Bank under the Investment Agreement. The average balance of the excess cash was $2.8 million, $9.0 million, and $30.0 million, and the interest income earned was $0.1 million, $0.5 million and $1.7 million during 1999, 1998 and 1997.


     WFS has entered into certain management agreements with the Bank and Westcorp pursuant to which WFS pays its allocated portion of certain costs and expenses incurred by the Bank and Westcorp with respect to services or facilities of the Bank and Westcorp used by WFS or its subsidiaries, including their principal office facilities, field offices of WFS and overhead and employee benefits pertaining to Bank and Westcorp employees who also provide services to WFS or its subsidiaries. Additionally, as part of these management agreements, the Bank and Westcorp have agreed to reimburse WFS for similar costs incurred. The management agreements may be terminated by any party upon 5 days prior written notice without cause, or immediately in the event of the other party's breach of any covenant, obligation, or duty contained in the applicable management agreement or for violation of law, ordinance, statute, rule or regulation governing either party to the applicable management agreement.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Pursuant to a series of agreements to which WFS, the Bank and WFAL2, among others, are parties, WFS is able to access the cash flows of each of the outstanding securitization transactions and the cash held in each spread account for each of those transactions. WFS is permitted to use that cash as it determines, including in its ordinary business activities of originating contracts.

     In each securitization transaction, the Bank and WFAL2 have entered into a reinvestment contract, which is deemed to be an eligible investment under the relevant securitization agreements. The securitization agreements required, provided certain conditions are met, that all cash flows of the relevant trust and the associated spread accounts be invested in the applicable reinvestment contract. A limited portion of the invested funds may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion available to WFS pursuant to the term of the WFS Reinvestment Contract. Under the WFS Reinvestment Contract, WFS receives access to all of the cash available to the Bank under each trust reinvestment contract and is obligated to repay to the Bank an amount equal to the cash so used when needed by the Bank to meet its obligations under the individual trust reinvestment contracts. With the portion of the cash available to it under the individual trust reinvestment contracts, WFAL2 purchases contracts for WFS pursuant to the terms of Sale and Servicing Agreements.


     FSA has determined that the trust reinvestment contracts may be eligible investments provided the Bank and WFAL2 pledge adequate collateral to secure their respective obligations. In accordance with this agreement, the Bank and WFAL2 pledge property owned by each for the benefit of the trustee of each trust and FSA. WFS pays the Bank a fee equal to 12.5 basis points of the amount of collateral pledged by the Bank as consideration for the pledge of collateral by the Bank and for WFS' access to cash under the WFS Reinvestment Contract. During 1999, WFS paid the Bank $0.6 million for this purpose. As WFAL2 directly utilizes the cash made available to it to purchase contracts for its own account from WFS, no additional consideration from WFS is required to support WFAL2's pledge of its property under the agreement with FSA. While WFS is under no obligation to repurchase contracts from WFAL2 to the extent WFAL2 needs to sell any such contracts to fund its repayment obligations under the trust reinvestment contracts, it is anticipated that WFS would prefer to purchase those contracts than for WFAL2 to sell those contracts to a third party. The WFS Reinvestment Contract, by its terms, is to remain in effect so long as any of the trust reinvestment contracts is an eligible investment for its related securitization transaction. At December 31, 1999, 1998 and 1997, the amount outstanding under the WFS Reinvestment Contract was $477 million, $364 million and $612 million.



     WFS has entered into an agreement with Westran Services Corp. ("Westran"), which is a subsidiary of Westcorp, to receive travel related services. WFS believes that the services rendered by Westran are reasonable and representative of what such costs would have been had WFS used an unaffiliated entity. Total amounts paid to Westran in 1999, 1998, and 1997 was $0.1 million $0.2 million, and $0.1 million.



NOTE 7 -- CONDUIT FACILITY



     In September 1999, WFS established a $500 million conduit facility secured by automobile contracts in a private placement. The amount outstanding on the credit facility at December 31, 1999 was $461 million. The Notes are rated AAA by Standard & Poor's and Aaa by Moody's. Timely principal and interest payments on the Notes are guaranteed by an insurance policy. Interest payments on the Notes are due quarterly, in arrears, calculated at a commercial paper index rate plus 30 basis points. Interest expense totaled $7.9 million for the year ended December 31, 1999. The average amount outstanding during 1999 was $494 million.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     Future minimum payments under non-cancelable operating leases on premises and equipment with terms of one year or more as of December 31, 1999 are as follows:


                                                          DECEMBER 31,
                                                              1999
                                                          ------------
                                                          (DOLLARS IN
                                                           THOUSANDS)
2000....................................................    $ 4,260
2001....................................................      3,119
2002....................................................      1,997
2003....................................................      1,749
2004....................................................      1,350
Thereafter..............................................        301
                                                            -------
                                                            $12,776
                                                            =======



     These agreements include, in certain cases, various renewal options and contingent rental agreements. Rental expense for premises and equipment amounted to $5.1 million, $7.6 million and $9.0 million for the years ended December 31, 1999, 1998 and 1997.


     WFS is involved as a party to certain legal proceedings incidental to its business. Management of WFS believes that the outcome of such proceedings will not have a material effect upon its business or financial condition.

NOTE 9 -- SERVICING INCOME

     Servicing income consists of the following components:


                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1999       1998        1997
                                                      --------    -------    --------
                                                          (DOLLARS IN THOUSANDS)
Retained interest income............................  $ 47,812    $ 1,961    $ 69,844
Contractual servicing income........................    46,847     37,180      30,803
Other fee income....................................    46,121     36,969      37,106
                                                      --------    -------    --------
Total servicing income..............................  $140,780    $76,110    $137,753
                                                      ========    =======    ========


NOTE 10 -- EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

     WFS participates in the Westcorp Employee Stock Ownership and Salary Savings Plan ("the Plan"), which covers essentially all full-time employees who have completed one year of service. Contributions to the Plan are discretionary and determined by the Board of Directors of Westcorp within limits set forth under the Employee Retirement Income Security Act of 1974. Contributions to the Plan are fully expensed in the year in which the contribution is made.


     Westcorp contributes to the Plan annually for all Westcorp employees. Amounts paid were $5.5 million, $0.8 million and $2.4 million in 1999, 1998 and 1997.


NOTE 11 -- STOCK OPTIONS

     In 1996, WFS reserved 550,000 shares of common stock for future issuance to certain employees under an incentive stock option plan ("the Plan"). In 1997, WFS reserved an additional 550,000 shares of

                       WFS FINANCIAL INC AND SUBSIDIARIES
common stock for future issuance under the Plan. There were 793,244 shares available for future grants at December 31, 1999. The options may be exercised within five to seven years after the date of grant. Additionally, the weighted average life of the options at December 31, 1999 was 5.71 years and the exercise price of the options outstanding at December 31, 1999 ranged from $6.94 to $18.00 per share.



     At December 31, 1998 all stock options were anti-dilutive under the plan. In October 1998, the Company canceled 624,539 of existing options as part of a voluntary stock option exchange program. All option holders taking part in this program forfeited their existing options and were issued a proportionately smaller number of new options based upon a reduced exercise price. Stock option activity is summarized as follows:



                                                                             WEIGHTED
                                                                         AVERAGE EXERCISE
                                                              SHARES          PRICE
                                                             --------    ----------------
OUTSTANDING AT JANUARY 1, 1997.............................   519,569         $18.00
Issued.....................................................   343,498          13.14
  Exercised................................................   (24,443)         18.00
  Cancelled................................................   (83,742)         17.58
                                                             --------         ------
OUTSTANDING AT DECEMBER 31, 1997...........................   754,882          15.83
  Issued...................................................   326,052           7.32
  Exercised................................................
  Cancelled................................................  (762,985)         15.53
                                                             --------         ------
OUTSTANDING AT DECEMBER 31, 1998...........................   317,949           8.14
  Issued...................................................
  Exercised................................................   (63,345)          7.02
  Cancelled................................................   (35,636)         14.18
                                                             --------         ------
OUTSTANDING AT DECEMBER 31, 1999...........................   218,968         $ 7.47
                                                             ========         ======


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because WFS' employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The fair value of options granted in 1999, 1998 and 1997 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:


                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                          -----------------------------
                                                           1999       1998       1997
                                                          -------    -------    -------
Risk-free interest rate.................................     6.64%      4.70%      5.70%
Volatility factor.......................................     0.59       0.53       0.57
Expected option life....................................  7 years    7 years    7 years



     The weighted average fair value of options granted during 1999, 1998 and 1997 was $4.88, $4.57 and $8.26.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     WFS elected to follow APB 25 and related Interpretations in accounting for its employee stock options. Under APB 25, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized. Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock option under the fair value method of that statement. Pro-forma net income/(loss) and earnings/(loss) per diluted share for the respective periods were as follows:


                                                                  FOR THE
                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1999        1998       1997
                                                       -------    --------    -------
                                                           (DOLLARS IN THOUSANDS,
                                                         EXCEPT PER SHARE AMOUNTS)
Pro-forma net income/(loss)..........................  $49,253    $(16,636)   $30,983
Per diluted share....................................  $  1.91    $  (0.65)   $  1.21


     The impact of applying SFAS 123 in 1999, 1998, 1997 and 1996 is immaterial to the financial statements of WFS.

NOTE 12 -- RESTRUCTURING


     In 1998, the Company completed a restructuring plan initially announced on February 10, 1998. The goal of the plan was to consolidate offices and eliminate redundant staff positions on a national level. The plan was achieved in two phases. Phase I of the plan, completed in the first quarter of 1998, consisted of the restructuring of operations in the Western United States. Phase II of the plan, completed in the third quarter of 1998 and patterned after Phase I, consisted of the restructuring of operations in the Central and Eastern United States. As a result of these two restructuring, a total of 400 positions, or 20% of the Company's workforce, were eliminated and 96 offices were closed. The total pre-tax restructuring charge in 1998 for the completed plan was $15.0 million. Restructuring related costs included $1.8 million for employee severance and $13.2 million of lease termination fees and the write off of disposed assets. The restructuring charge was substantially utilized during 1998. Through the restructuring, WFS merged prime and non-prime office locations with close geographic proximity and closed poorly performing offices.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 13 -- INCOME TAXES

     Income tax expense (benefit) consisted of the following:


                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
                                                          (DOLLARS IN THOUSANDS)
Current:
Federal.............................................  $ 36,047    $ (5,427)   $ 4,967
  State franchise...................................    11,138        (888)     1,841
                                                      --------    --------    -------
                                                        47,185      (6,315)     6,808
Deferred:
  Federal...........................................    (9,604)     (3,517)    11,913
  State franchise...................................    (2,001)     (2,263)     4,108
                                                      --------    --------    -------
                                                       (11,605)     (5,780)    16,021
                                                      --------    --------    -------
                                                      $ 35,580    $(12,095)   $22,829
                                                      ========    ========    =======


     The difference between total tax provisions and the amounts computed by applying the statutory federal income tax rate of 35% to income before taxes is due to:


                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1999       1998        1997
                                                           --------   ---------   --------
                                                               (DOLLARS IN THOUSANDS)
Tax at statutory rate....................................  $29,734    $(10,032)   $18,950
State tax (net of Federal tax benefit)...................    5,938      (2,048)     3,867
Other....................................................      (92)        (15)        12
                                                           -------    --------    -------
                                                           $35,580    $(12,095)   $22,829
                                                           =======    ========    =======


     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts previously reported as current and deferred income tax expense have been restated. Such changes to the components of the expense occur because all tax alternatives available to WFS are not known for a number of months subsequent to year end.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Significant components of WFS' deferred tax liabilities and assets are as follows:


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Deferred tax assets:
Loan loss reserves..........................................  $ 15,987     $  4,848
State tax deferred benefit..................................     5,156        2,017
Other assets................................................     1,418        2,658
                                                              --------     --------
Total deferred tax assets...................................    22,561        9,523
Deferred tax liabilities:
Accelerated depreciation for tax purposes...................       (54)        (669)
Asset securitization income recognized for book purposes....   (33,498)     (32,154)
Other liabilities...........................................    (3,292)      (4,255)
                                                              --------     --------
Total deferred tax liabilities..............................   (36,844)     (37,078)
                                                              --------     --------
Net deferred tax liability..................................  $(14,283)    $(27,555)
                                                              ========     ========


NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of WFS' financial instruments are as follows:


                                                             DECEMBER 31,
                                  -------------------------------------------------------------------
                                           1999                    1998                  1997
                                  -----------------------   -------------------   -------------------
                                   CARRYING       FAIR      CARRYING     FAIR     CARRYING     FAIR
                                   AMOUNTS       VALUE      AMOUNTS     VALUE     AMOUNTS     VALUE
                                  ----------   ----------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
Short term
investments -- parent...........  $    7,120   $    7,120   $ 15,020   $ 15,020   $143,805   $143,805
Contracts receivable............   1,495,717    1,617,108    896,071    943,393    236,125    251,131
Retained interest in securitized
  assets........................     167,277      167,277    171,230    171,230    181,177    181,177
FINANCIAL INSTRUMENT AGREEMENTS
  HELD FOR PURPOSES OTHER THAN
  TRADING:
Forward agreements:.............                   10,872                 4,389                   (55)
FINANCIAL LIABILITIES:
Note payable -- parent..........     178,908      165,190    160,000    128,450    175,000    179,238
Secured lines...................   1,012,293    1,012,293    554,836    554,836
Amounts held on behalf of
  trustee.......................     687,274      687,274    528,092    528,092    488,654    488,654


NOTE 15 -- FINANCIAL INSTRUMENT AGREEMENTS


     WFS Financial uses Forward Agreements to minimize its exposure to interest rate risk. The fair value of these instruments may vary with changes in interest rates. At December 31, 1999, 1998 and 1997, WFS' portfolio consisted of Forward Agreements with a notional amount of $1.6 billion, $775 million and $70.0 million.


     Notional amounts do not represent amounts exchanged with other parties and, thus are not a measure of WFS' exposure to loss through its use of these agreements. The amounts exchanged are determined by reference to the notional amounts and the other terms of the agreements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 16 -- EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. Diluted earnings per share is arrived at by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options.

     The calculation of net income per common share follows:


                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------
                                                           1999              1998              1997
                                                      --------------    --------------    --------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BASIC
Net income (loss)...................................   $    49,375       $   (16,567)      $    31,314
Average common shares outstanding...................    25,732,089        25,708,611        25,691,892
Net income (loss) per common share -- basic.........   $      1.92       $     (0.64)      $      1.22
DILUTED
Net income (loss)...................................   $    49,375       $   (16,567)      $    31,314
Average common share outstanding....................    25,732,089        25,708,611        25,691,892
Stock option adjustment.............................       110,559                               4,621
Average common shares outstanding...................    25,842,648        25,708,611        25,696,513
Net income (loss) per common share -- diluted.......   $      1.91       $     (0.64)      $      1.22


     Options to purchase 317,949 shares of common stock at a range of $6.94 to $18.00 per share, were outstanding during 1998 but were not included in the computation of diluted earnings per share because the Company experienced a loss and the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

NOTE 17 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the periods ended December 31, 1999, 1998 and 1997. Certain quarterly amounts have been adjusted to conform with the year-end presentation.


                                                              FOR THE THREE MONTHS ENDED
                                                  ---------------------------------------------------
                                                  MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                  ---------   --------   -------------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1999
Interest income.................................  $ 23,744    $38,507       $34,324        $43,951
  Interest expense..............................     6,087     11,073         8,873         15,117
  Net interest income...........................    17,657     27,434        25,451         28,834
  Provision for credit losses...................    11,198      4,758        15,347          5,275
  Income before income tax......................    20,001     21,009        21,990         21,955
  Income tax....................................     8,416      8,858         9,278          9,028
  Net income....................................    11,585     12,151        12,712         12,927
  Net income per common share -- basic..........      0.45       0.47          0.49           0.50
  Net income per common share -- diluted........      0.45       0.47          0.49           0.50

                       WFS FINANCIAL INC AND SUBSIDIARIES

                                                              FOR THE THREE MONTHS ENDED
                                                  ---------------------------------------------------
                                                  MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                  ---------   --------   -------------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1998
  Interest income...............................  $ 15,290    $17,902       $25,809        $30,757
  Interest expense..............................     3,270      3,991         7,666          9,853
  Net interest income...........................    12,020     13,911        18,143         20,904
  Provision for credit losses...................     5,741      1,356         2,291          5,758
  Income (loss) before income tax (benefit).....   (23,068)       526        (6,835)           715
  Income tax (benefit)..........................    (9,727)       234        (2,887)           285
  Net income....................................   (13,341)       292        (3,948)           430
  Net income (loss) per common share -- basic...     (0.52)      0.01         (0.15)          0.02
  Net income (loss) per common
     share -- diluted...........................     (0.52)      0.01         (0.15)          0.02
1997
  Interest income...............................  $ 14,292    $16,299       $17,044        $15,353
  Interest expense..............................     1,608      2,602         2,678          3,443
  Net interest income...........................    12,684     13,697        14,366         11,910
  Provision for credit losses...................     3,304      1,233         1,211          2,500
  Income before income tax......................    15,010     17,314        10,741         11,078
  Income tax....................................     6,378      7,364         4,370          4,717
  Net income....................................     8,632      9,950         6,371          6,361
  Net income per common share -- basic..........      0.34       0.39          0.25           0.25
  Net income per common share -- diluted........      0.34       0.39          0.25           0.25

------------------------------------------------------
------------------------------------------------------

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WFS FINANCIAL INC NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                      ------------------------------------
                               TABLE OF CONTENTS
                      ------------------------------------


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................   11
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Forward-looking Statements............   31
Business..............................   33
Management............................   42
Supervision and Regulation............   45
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   49
Underwriting..........................   50
Legal Matters.........................   52
Experts...............................   52
Where You Can Find Additional
  Information.........................   52
Incorporation by Reference............   52
Index to Combined Financial
  Statements..........................  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                    WFS LOGO


                                2,000,000 SHARES


                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE

                                           , 2000


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Registration Fee............................................  $ 12,788
Printing and Engraving......................................    75,000
Accounting Fees.............................................   100,000
Legal Fees and Expenses.....................................   150,000
Blue Sky Fees and Expenses..................................     5,000
Nasdaq National Market Listing Fees.........................    50,000
Fees of Registrar and Transfer Agent........................     5,000
Miscellaneous Fees..........................................   102,212
                                                              --------
          Total.............................................  $500,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 204 of the California General Corporation Law permits a corporation to eliminate or limit a director's personal liability to the corporation for breach of the director's duties to the corporation or its stockholders with certain exceptions.

     The exceptions include intentional misconduct or knowing misconduct, acts or omissions not done in good faith, transactions from which a director derived an improper personal benefit, reckless acts, acts or omissions showing an unexcused pattern of inattention, transactions between the corporation and a director or between corporations having interrelated directors and improper distributions, loans and guarantees. Section 204 does not apply to officers in their capacities as such, even if they are also directors.

     Section 317 of the California General Corporation Law authorizes a corporation, in its discretion, to indemnify its directors, officers, employees and other agents in terms broad enough to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses) imposed. The Articles of Incorporation and Bylaws of WFS provide for indemnification of agents to the fullest extent permitted by law.

     Section 317 further permits a corporation to purchase and maintain insurance on behalf of its agents. Westcorp currently maintains officers' and directors' liability insurance for its officers and directors and for the officers and directors of its subsidiaries, including WFS with policy limits of $20,000,000. The coverage is composed of a primary insurance policy with limits of $10 million and an excess insurance policy with limits of $10 million. The aggregate deductible is $500,000.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------
 1        Form of Underwriting Agreement
 4        Specimen WFS Financial Inc Common Stock Certificate(5)
 5        Opinion of Mitchell, Silberberg & Knupp LLP with respect to legality(12)
10.1      Westcorp Incentive Stock Option Plan(2)
10.2      Westcorp, Inc. Employee Stock Ownership and Salary Savings
          Plan(3)
10.3      Westcorp 1991 Stock Option Plan(4)
10.4      1985 Executive Deferral Plan(1)
10.5      1988 Executive Deferral Plan II(1)
10.6      1992 Executive Deferral Plan III(1)
10.7      Transfer Agreement between WFS Financial Inc and Western
          Financial Bank, F.S.B., dated May 1, 1995(1)
10.8      Promissory Note of WFS Financial Inc in favor of Western
          Financial Bank, F.S.B., dated May 1, 1995(1)
10.9      Revolving Line of Credit Agreement between WFS Financial Inc and Western Financial Bank, dated June 15, 1999(12)
10.9.1    Amendment No. 1, dated as of August 1, 1999, to the
          Revolving Line of Credit Agreement between WFS Financial Inc and Western Financial Bank(12)
10.10     Tax Sharing Agreement between WFS Financial Inc. and Western
          Financial Banks, F.S.B., dated January 1, 1994(1)
10.11     Master Reinvestment Contract between WFS Financial Inc and
          Western Financial Bank, F.S.B., dated May 1, 1995(1)
10.12     Amendment No. 1, dated as of June 1, 1995, to the Restated
          Master Reinvestment Reimbursement Agreement(11)
10.13     Amended and Restated Master Collateral Assignment Agreement,
          dated as of November 1, 1998(11)
10.14     Form of WFS Financial Inc Dealer Agreement(5)
10.15     Form of WFS Financial Inc Loan Application(5)
10.16     Westcorp Employee Stock Ownership and Salary Savings Plan(7)
10.16.1   Amendment No. 1, dated as of December 1998, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.16.2   Amendment No. 2, dated as of January 1, 1999, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.16.3   Amendment No. 3, dated as of June 1, 1999, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.17     Amended and Restated WFS 1996 Incentive Stock Option Plan,
          dated January 1, 1997(6)
10.18     Promissory Note of WFS Financial Inc in favor of Western
          Financial Bank, F.S.B., dated August 1, 1997(11)
10.18.1   Amendment No. 1, dated February 23, 1999, to the Promissory
          Note of WFS Financial Inc in favor of Western Financial
          Bank(11)
10.18.2   Amendment No. 2, dated July 30, 1999, to the Promissory Note of WFS Financial Inc in favor of Western Financial Bank(12)

EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------
10.19     Investment Agreement between WFS Financial Inc and Western
          Financial Bank, F.S.B., dated January 1, 1996(11)
10.20     Management Services Agreement between WFS Financial Inc and
          Western Financial Bank, F.S.B., dated January 1, 1997(11)
10.21     Employment Agreement(8)(9)(10)
21.1      Subsidiaries of WFS Financial Inc
23.1      Consent of Ernst & Young LLP
23.2      Consent of Mitchell, Silberberg & Knupp LLP (included in
          Exhibit 5)
24        Power of Attorney(12)


---------------

 (1) Exhibits previously filed with WFS Financial Inc Registration Statement on Form S-1 (File No. 33-93068), filed August 8, 1995 incorporated herein by reference under Exhibit Number indicated.


 (2) Exhibits previously filed with Westcorp Registration Statement on Form S-1 (File No. 33-4295), filed May 2, 1986 incorporated herein by reference under Exhibit Number indicated.

 (3) Exhibits previously filed with Westcorp Registration Statement on Form S-4 (File No. 33-34286), filed April 11, 1990 incorporated herein by reference under Exhibit Number indicated.

 (4) Exhibits previously filed with Westcorp Registration Statement on Form S-8 (File No. 33-43898), filed December 11, 1991 incorporated herein by reference under Exhibit Number indicated.

 (5) Amendment No. 1, dated as of July 14, 1995 to the WFS Financial Inc Registration Statement on Form S-1 (File No. 33-93068) incorporated herein by reference under Exhibit Number indicated.

 (6) Exhibit previously filed with WFS Registration Statement on Form S-8 (File No. 33-7485), filed July 3, 1996 incorporated by reference under the Exhibit Number indicated. Amendment No. 1 dated as of November 13, 1997 filed with the WFS Registration Statement on Form S-8 (File no. 333-40121) incorporated herein by reference under Exhibit Number indicated.

 (7) Exhibits previously filed with Westcorp Registration Statement on Form S-8 (File No. 333-11039), filed August 29, 1996 incorporated herein by reference under Exhibit Number indicated.

 (8) Employment Agreement dated February 27, 1998 between the registrant and Joy Schaefer (will be provided to the SEC upon request).

 (9) Employment Agreement dated February 27, 1998 between the registrant, Westcorp and Lee A. Whatcott (will be provided to the SEC upon request).

(10) Employment Agreement, dated November, 1998 between the registrant and Mark Olson (will be provided to the SEC upon request).

(11) Exhibits previously filed with Annual Report on Form 10-K of WFS Financial Inc for the year ended December 31, 1998 (file # 33-93068) as filed on or about March 31, 1999.


(12) Exhibits previously filed with WFS Registration Statement on Form S-2 (File No. 333-91277) filed November 19, 2000 incorporated by reference under Exhibit Number indicated.

ITEM 17.  UNDERTAKINGS.

     The undersigned hereby undertakes as follows:

          (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (ii) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (iii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (iv) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on January 20, 2000.


                                          WFS FINANCIAL INC

                                          By:       /s/ JOY SCHAEFER
                                            ------------------------------------
                                              Joy Schaefer
                                              Vice Chairman, Director,
                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                   TITLE                       DATE
---------------------------------------------------  ------------------------------    ----------------

                         *                           Chairman of the Board             January 20, 2000
---------------------------------------------------
                  Ernest S. Rady

                 /s/ JOY SCHAEFER                    Vice Chairman, Director, and      January 20, 2000
---------------------------------------------------    Chief Executive Officer
                   Joy Schaefer

                         *                           Director                          January 20, 2000
---------------------------------------------------
                  James R. Dowlan

                         *                           Director                          January 20, 2000
---------------------------------------------------
                  Howard C. Reese

                         *                           Director                          January 20, 2000
---------------------------------------------------
                 Stanley E. Foster

                                                     Director                          January 20, 2000
---------------------------------------------------
                  Bernard E. Fipp

                         *                           Director                          January 20, 2000
---------------------------------------------------
                  Duane A. Nelles

                         *                           Senior Executive Vice             January 20, 2000
---------------------------------------------------    President (Principal
                  Lee A. Whatcott                      Financial and Accounting
                                                       Officer) and Chief Financial
                                                       Officer



*By:      /s/ JOY SCHAEFER

     ------------------------------

              Joy Schaefer


           (Attorney-in-fact)

                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
  NO.                        DESCRIPTION OF EXHIBIT                         PAGE
-------   ------------------------------------------------------------  ------------
 1        Form of Underwriting Agreement
 4        Specimen WFS Financial Inc Common Stock Certificate(5)
 5        Opinion of Mitchell, Silberberg & Knupp LLP with respect to legality(12)
10.1      Westcorp Incentive Stock Option Plan(2)
10.2      Westcorp, Inc. Employee Stock Ownership and Salary Savings
          Plan(3)
10.3      Westcorp 1991 Stock Option Plan(4)
10.4      1985 Executive Deferral Plan(1)
10.5      1988 Executive Deferral Plan II(1)
10.6      1992 Executive Deferral Plan III(1)
10.7      Transfer Agreement between WFS Financial Inc and Western
          Financial Bank, F.S.B., dated May 1, 1995(1)
10.8      Promissory Note of WFS Financial Inc in favor of Western
          Financial Bank, F.S.B., dated May 1, 1995(1)
10.9      Line of Credit Agreement between WFS Financial Inc and
          Western Financial Bank, dated June 15, 1999(12)
10.9.1    Amendment No. 1, dated as of August 1, 1999, to the Line of
          Credit Agreement between WFS Financial Inc and Western
          Financial Bank(12)
10.10     Tax Sharing Agreement between WFS Financial Inc. and Western
          Financial Banks, F.S.B., dated January 1, 1994(1)
10.11     Master Reinvestment Contract between WFS Financial Inc and
          Western Financial Bank, F.S.B., dated May 1, 1995(1)
10.12     Amendment No. 1, dated as of June 1, 1995, to the Restated
          Master Reinvestment Reimbursement Agreement(11)
10.13     Amended and Restated Master Collateral Assignment Agreement,
          dated as of November 1, 1998(11)
10.14     Form of WFS Financial Inc Dealer Agreement(5)
10.15     Form of WFS Financial Inc Loan Application(5)
10.16     Westcorp Employee Stock Ownership and Salary Savings Plan(7)
10.16.1   Amendment No. 1, dated as of December 1998, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.16.2   Amendment No. 2, dated as of January 1, 1999, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.16.3   Amendment No. 3, dated as of June 1, 1999, to Westcorp
          Employee Stock Ownership and Salary Savings Plan
10.17     Amended and Restated WFS 1996 Incentive Stock Option Plan,
          dated January 1, 1997(6)
10.18     Promissory Note of WFS Financial Inc in favor of Western
          Financial Bank, F.S.B., dated August 1, 1997(11)
10.18.1   Amendment No. 1, dated February 23, 1999, to the Promissory
          Note of WFS Financial Inc in favor of Western Financial
          Bank(11)
10.18.2   Amendment No. 2, dated July 30, 1999, to the Promissory Note of WFS Financial Inc in favor of Western Financial Bank(12)

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
  NO.                        DESCRIPTION OF EXHIBIT                         PAGE
-------   ------------------------------------------------------------  ------------
10.19     Investment Agreement between WFS Financial Inc and Western
          Financial Bank, F.S.B., dated January 1, 1996(11)
10.20     Management Services Agreement between WFS Financial Inc and
          Western Financial Bank, F.S.B., dated January 1, 1997(11)
10.21     Employment Agreement(8)(9)(10)
21.1      Subsidiaries of WFS Financial Inc
23.1      Consent of Ernst & Young LLP
24        Power of Attorney(12)


---------------

 (1) Exhibits previously filed with WFS Financial Inc Registration Statement on Form S-1 (File No. 33-93068), filed August 8, 1995 incorporated herein by reference under Exhibit Number indicated.


 (2) Exhibits previously filed with Westcorp Registration Statement on Form S-1 (File No. 33-4295), filed May 2, 1986 incorporated herein by reference under Exhibit Number indicated.

 (3) Exhibits previously filed with Westcorp Registration Statement on Form S-4 (File No. 33-34286), filed April 11, 1990 incorporated herein by reference under Exhibit Number indicated.

 (4) Exhibits previously filed with Westcorp Registration Statement on Form S-8 (File No. 33-43898), filed December 11, 1991 incorporated herein by reference under Exhibit Number indicated.

 (5) Amendment No. 1, dated as of July 14, 1995 to the WFS Financial Inc Registration Statement on Form S-1 (File No. 33-93068) incorporated herein by reference under Exhibit Number indicated.

 (6) Exhibit previously filed with WFS Registration Statement on Form S-8 (File No. 33-7485), filed July 3, 1996 incorporated by reference under the Exhibit Number indicated. Amendment No. 1 dated as of November 13, 1997 filed with the WFS Registration Statement on Form S-8 (File no. 333-40121) incorporated herein by reference under Exhibit Number indicated.

 (7) Exhibits previously filed with Westcorp Registration Statement on Form S-8 (File No. 333-11039), filed August 29, 1996 incorporated herein by reference under Exhibit Number indicated.

 (8) Employment Agreement dated February 27, 1998 between the registrant and Joy Schaefer (will be provided to the SEC upon request).

 (9) Employment Agreement dated February 27, 1998 between the registrant, Westcorp and Lee A. Whatcott (will be provided to the SEC upon request).

(10) Employment Agreement, dated November, 1998 between the registrant and Mark Olson (will be provided to the SEC upon request).

(11) Exhibits previously filed with Annual Report on Form 10-K of WFS Financial Inc for the year ended December 31, 1998 (file # 33-93068) as filed on or about March 31, 1999.


(12) Exhibits previously filed with WFS Registration Statement on Form S-2 (File No. 333-91277) filed November 19, 2000 incorporated by reference under Exhibit Number indicated.